Registration No. 333-297868

1940 Act No. 811-05903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.Exact name of trust:

FT 13255

B.Name of depositor:

FIRST TRUST PORTFOLIOS L.P.

C.Complete address of depositor’s principal executive offices:

120 East Liberty Drive

Suite 400

Wheaton, Illinois 60187

D.Name and complete address of agents for service:

Copy to:

JAMES A. BOWEN	ERIC F. FESS
c/o First Trust Portfolios L.P.	c/o Chapman and Cutler LLP
120 East Liberty Drive	320 South Canal Street
Suite 400	27th Floor
Wheaton, Illinois 60187	Chicago, Illinois 60606

E.Title and Amount of Securities Being Registered:

An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.Approximate date of proposed sale to public:

As soon as practicable after the effective date of the Registration Statement.

|X|	Check box if it is proposed that this filing will become effective on October 9, 2026 at 2:00 p.m. pursuant to Rule 487.

________________________________

Dow® Target Dvd. 4Q ’26 - Term 1/7/28
S&P Dvd. Aristocrats Target 25 4Q ’26 - Term 1/7/28
S&P Target 24 4Q ’26 - Term 1/7/28
S&P Target SMid 60 4Q ’26 - Term 1/7/28
Target Divsd. Dvd. 4Q ’26 - Term 1/7/28
Target Focus 4 4Q ’26 - Term 1/7/28
Target Global Dvd. Leaders 4Q ’26 - Term 1/7/28
Target Growth 4Q ’26 - Term 1/7/28
Target VIP 4Q ’26 - Term 1/7/28
Value Line® Target 25 4Q ’26 - Term 1/7/28

FT 13255

FT 13255 is a series of a unit investment trust, the FT Series. FT 13255 consists of 10 separate portfolios listed above (each, a “Trust,” and collectively, the “Trusts”). Each Trust invests in a portfolio of common stocks (“Securities”) selected by applying a specialized strategy. Each Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

800–621–1675

The date of this prospectus is October 9, 2026

Table of Contents

Summary of Essential Information	3
Fee Table	8
Report of Independent Registered Public Accounting Firm	12
Statements of Net Assets	13
Schedule of Investments	18
The FT Series	38
Portfolios	39
Risk Factors	45
Backtested Hypothetical Performance Information	50
Public Offering	55
Distribution of Units	57
The Sponsor’s Profits	58
The Secondary Market	59
How We Purchase Units	59
Expenses and Charges	59
Tax Status	60
Retirement Plans	64
Rights of Unit Holders	64
Income and Capital Distributions	65
Redeeming Your Units	66
Investing in a New Trust	67
Removing Securities from a Trust	68
Amending or Terminating the Indenture	68
Information on the Sponsor and Trustee	69
Other Information	70

2

Summary of Essential Information (Unaudited) Summary of Essential Information

FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

Sponsor: First Trust Portfolios L.P.
Trustee: The Bank of New York Mellon

	The Dow®	S&P Dividend
	Target Dividend	Aristocrats Target 25
	Portfolio, 4th	Portfolio, 4th
	Quarter 2026 Series	Quarter 2026 Series
Initial Number of Units (1)	14,515	16,462
Fractional Undivided Interest in the Trust per Unit (1)	1/14,515	1/16,462
Public Offering Price:
Public Offering Price per Unit (2)	$10.000	$10.000
Less Initial Sales Charge per Unit (3)	(.000)	(.000)
Aggregate Offering Price Evaluation of Securities per Unit (4)	10.000	10.000
Less Deferred Sales Charge per Unit (3)	(.135)	(.135)
Redemption Price per Unit (5)	9.865	9.865
Less Creation and Development Fee per Unit (3)(5)	(.050)	(.050)
Less Organization Costs per Unit (5)	(.059)	(.027)
Net Asset Value per Unit	$9.756	$9.788
Tax Status (6)	Grantor Trust	RIC
Distribution Frequency (7)	Monthly	Monthly
Initial Distribution Date (7)	November 25, 2026	November 25, 2026
Cash CUSIP Number	30346M 101	30346M 143
Reinvestment CUSIP Number	30346M 119	30346M 150
Fee Account Cash CUSIP Number	30346M 127	30346M 168
Fee Account Reinvestment CUSIP Number	30346M 135	30346M 176
Ticker Symbol	FPQMAX	FQJUGX

First Settlement Date	October 13, 2026
Mandatory Termination Date (8)	January 7, 2028

See “Notes to Summary of Essential Information” on page 7.

3

Summary of Essential Information (Unaudited)

FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

Sponsor: First Trust Portfolios L.P.
Trustee: The Bank of New York Mellon

	S&P	S&P	Target
	Target 24	Target SMid 60	Diversified Dividend
	Portfolio, 4th	Portfolio, 4th	Portfolio, 4th
	Quarter 2026 Series	Quarter 2026 Series	Quarter 2026 Series
Initial Number of Units (1)	57,367	16,162	16,809
Fractional Undivided Interest in the Trust per Unit (1)	1/57,367	1/16,162	1/16,809
Public Offering Price:
Public Offering Price per Unit (2)	$10.000	$10.000	$10.000
Less Initial Sales Charge per Unit (3)	(.000)	(.000)	(.000)
Aggregate Offering Price Evaluation of Securities per Unit (4)	10.000	10.000	10.000
Less Deferred Sales Charge per Unit (3)	(.135)	(.135)	(.135)
Redemption Price per Unit (5)	9.865	9.865	9.865
Less Creation and Development Fee per Unit (3)(5)	(.050)	(.050)	(.050)
Less Organization Costs per Unit (5)	(.032)	(.061)	(.039)
Net Asset Value per Unit	$9.783	$9.754	$9.776
Tax Status (6)	Grantor Trust	RIC	RIC
Distribution Frequency (7)	Monthly	Semi-Annually	Monthly
Initial Distribution Date (7)	November 25, 2026	December 25, 2026	November 25, 2026
Cash CUSIP Number	30346M 184	30346M 341	30346M 226
Reinvestment CUSIP Number	30346M 192	30346M 358	30346M 234
Fee Account Cash CUSIP Number	30346M 200	30346M 366	30346M 242
Fee Account Reinvestment CUSIP Number	30346M 218	30346M 374	30346M 259
Ticker Symbol	FRDCMX	FODVOX	FONMRX

First Settlement Date	October 13, 2026
Mandatory Termination Date (8)	January 7, 2028

See “Notes to Summary of Essential Information” on page 7.

4

Summary of Essential Information (Unaudited)

FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

Sponsor: First Trust Portfolios L.P.
Trustee: The Bank of New York Mellon

		Target Global
	Target Focus Four	Dividend Leaders
	Portfolio, 4th	Portfolio, 4th
	Quarter 2026 Series	Quarter 2026 Series
Initial Number of Units (1)	119,878	16,326
Fractional Undivided Interest in the Trust per Unit (1)	1/119,878	1/16,326
Public Offering Price:
Public Offering Price per Unit (2)	$10.000	$10.000
Less Initial Sales Charge per Unit (3)	(.000)	(.000)
Aggregate Offering Price Evaluation of Securities per Unit (4)	10.000	10.000
Less Deferred Sales Charge per Unit (3)	(.135)	(.135)
Redemption Price per Unit (5)	9.865	9.865
Less Creation and Development Fee per Unit (3)(5)	(.050)	(.050)
Less Organization Costs per Unit (5)	(.064)	(.019)
Net Asset Value per Unit	$9.751	$9.796
Tax Status (6)	RIC	RIC
Distribution Frequency (7)	Semi-Annually	Monthly
Initial Distribution Date (7)	December 25, 2026	November 25, 2026
Cash CUSIP Number	30346M 382	30346M 267
Reinvestment CUSIP Number	30346M 390	30346M 275
Fee Account Cash CUSIP Number	30346M 408	30346M 283
Fee Account Reinvestment CUSIP Number	30346M 416	30346M 291
Ticker Symbol	FRMTPX	FQTLJX

First Settlement Date	October 13, 2026
Mandatory Termination Date (8)	January 7, 2028

See “Notes to Summary of Essential Information” on page 7.

5

Summary of Essential Information (Unaudited)

FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

Sponsor: First Trust Portfolios L.P.
Trustee: The Bank of New York Mellon

	Target		Value Line®
	Growth	Target VIP	Target 25
	Portfolio, 4th	Portfolio, 4th	Portfolio, 4th
	Quarter 2026 Series	Quarter 2026 Series	Quarter 2026 Series
Initial Number of Units (1)	15,522	299,521	52,283
Fractional Undivided Interest in the Trust per Unit (1)	1/15,522	1/299,521	1/52,283
Public Offering Price:
Public Offering Price per Unit (2)	$10.000	$10.000	$10.000
Less Initial Sales Charge per Unit (3)	(.000)	(.000)	(.000)
Aggregate Offering Price Evaluation of Securities per Unit (4)	10.000	10.000	10.000
Less Deferred Sales Charge per Unit (3)	(.135)	(.135)	(.135)
Redemption Price per Unit (5)	9.865	9.865	9.865
Less Creation and Development Fee per Unit (3)(5)	(.050)	(.050)	(.050)
Less Organization Costs per Unit (5)	(.055)	(.042)	(.045)
Net Asset Value per Unit	$9.760	$9.773	$9.770
Tax Status (6)	RIC	RIC	Grantor Trust
Distribution Frequency (7)	Semi-Annually	Semi-Annually	Monthly
Initial Distribution Date (7)	December 25, 2026	December 25, 2026	November 25, 2026
Cash CUSIP Number	30346M 424	30346M 465	30346M 309
Reinvestment CUSIP Number	30346M 432	30346M 473	30346M 317
Fee Account Cash CUSIP Number	30346M 440	30346M 481	30346M 325
Fee Account Reinvestment CUSIP Number	30346M 457	30346M 499	30346M 333
Ticker Symbol	FQADDX	FPGUXX	FOXDUX

First Settlement Date	October 13, 2026
Mandatory Termination Date (8)	January 7, 2028

See “Notes to Summary of Essential Information” on page 7.

6

NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1)	As of the Evaluation Time (defined below in footnote 4) on October 12, 2026, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.
(2)	The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.
(3)	You will pay a maximum sales charge of 1.85% of the Public Offering Price per Unit (equivalent to 1.85% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the “Fee Table.”
(4)	Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See “Public Offering—The Value of the Securities.” The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange (“NYSE”) (generally 4:00 p.m. Eastern time) on each day on which it is open (the “Evaluation Time”).
(5)	The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See “Redeeming Your Units.”
(6)	See “Tax Status.”
(7)	For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. Sale proceeds will be distributed if the amount available for distribution equals at least $1.00 per 100 Units. For Trusts that intend to qualify as regulated investment companies (“RICs”) and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution from an account equals at least $1.00 per 100 Units. For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income Account, as determined at the semi-annual Record Date, semi-annually on the twenty-fifth day of each June and December to Unit holders of record on the tenth day of such months provided the amount in the Income Account equals at least $1.00 per 100 Units, and the Trustee will make distributions from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount available for distribution from the Capital Account equals at least $1.00 per 100 Units. See “Income and Capital Distributions.”
(8)	See “Amending or Terminating the Indenture.”

7

Fee Table (Unaudited) Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See “Public Offering” and “Expenses and Charges.” Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

	The Dow® Target Dividend Portfolio 4th Quarter 2026 Series			S&P Dividend Aristocrats Target 25 Portfolio 4th Quarter 2026 Series
			Amount per Unit			Amount per Unit
Unit Holder Sales Fees (as a percentage of public offering price)
Maximum Sales Charge
Initial sales charge	0.00%	(a)	$.000	0.00%	(a)	$.000
Deferred sales charge	1.35%	(b)	$.135	1.35%	(b)	$.135
Creation and development fee	0.50%	(c)	$.050	0.50%	(c)	$.050
Maximum sales charge (including creation and development fee)	1.85%		$.185	1.85%		$.185
Organization Costs (as a percentage of public offering price)
Estimated organization costs	.590%	(d)	$.0590	.270%	(d)	$.0270
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees	.059%		$.0060	.059%		$.0060
Trustee’s fee and other operating expenses	.113%	(f)	$.0114	.126%	(f)	$.0127
Total	.172%		$.0174	.185%		$.0187

	S&P Target 24 Portfolio 4th Quarter 2026 Series			S&P Target SMid 60 Portfolio 4th Quarter 2026 Series
			Amount per Unit			Amount per Unit
Unit Holder Sales Fees (as a percentage of public offering price)
Maximum Sales Charge
Initial sales charge	0.00%	(a)	$.000	0.00%	(a)	$.000
Deferred sales charge	1.35%	(b)	$.135	1.35%	(b)	$.135
Creation and development fee	0.50%	(c)	$.050	0.50%	(c)	$.050
Maximum sales charge (including creation and development fee)	1.85%		$.185	1.85%		$.185
Organization Costs (as a percentage of public offering price)
Estimated organization costs	.320%	(d)	$.0320	.610%	(d)	$.0610
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees	.059%		$.0060	.059%		$.0060
Trustee’s fee and other operating expenses	.113%	(f)	$.0114	.136%	(f)	$.0138
Total	.172%		$.0174	.195%		$.0198

8

	Target Diversified Dividend Portfolio 4th Quarter 2026 Series			Target Focus Four Portfolio 4th Quarter 2026 Series
			Amount per Unit			Amount per Unit
Unit Holder Sales Fees (as a percentage of public offering price)
Maximum Sales Charge
Initial sales charge	0.00%	(a)	$.000	0.00%	(a)	$.000
Deferred sales charge	1.35%	(b)	$.135	1.35%	(b)	$.135
Creation and development fee	0.50%	(c)	$.050	0.50%	(c)	$.050
Maximum sales charge (including creation and development fee)	1.85%		$.185	1.85%		$.185
Organization Costs (as a percentage of public offering price)
Estimated organization costs	.390%	(d)	$.0390	.640%	(d)	$.0640
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees	.059%		$.0060	.059%		$.0060
Trustee’s fee and other operating expenses	.126%	(f)	$.0127	.136%	(f)	$.0138
Total	.185%		$.0187	.195%		$.0198

	Target Global Dividend Leaders Portfolio 4th Quarter 2026 Series			Target Growth Portfolio 4th Quarter 2026 Series
			Amount per Unit			Amount per Unit
Unit Holder Sales Fees (as a percentage of public offering price)
Maximum Sales Charge
Initial sales charge	0.00%	(a)	$.000	0.00%	(a)	$.000
Deferred sales charge	1.35%	(b)	$.135	1.35%	(b)	$.135
Creation and development fee	0.50%	(c)	$.050	0.50%	(c)	$.050
Maximum sales charge (including creation and development fee)	1.85%		$.185	1.85%		$.185
Organization Costs (as a percentage of public offering price)
Estimated organization costs	.190%	(d)	$.0190	.550%	(d)	$.0550
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees	.059%		$.0060	.059%		$.0060
Trustee’s fee and other operating expenses	.126%	(f)	$.0127	.136%	(f)	$.0138
Total	.185%		$.0187	.195%		$.0198

9

	Target VIP Portfolio 4th Quarter 2026 Series			Value Line® Target 25 Portfolio 4th Quarter 2026 Series
			Amount per Unit			Amount per Unit
Unit Holder Sales Fees (as a percentage of public offering price)
Maximum Sales Charge
Initial sales charge	0.00%	(a)	$.000	0.00%	(a)	$.000
Deferred sales charge	1.35%	(b)	$.135	1.35%	(b)	$.135
Creation and development fee	0.50%	(c)	$.050	0.50%	(c)	$.050
Maximum sales charge (including creation and development fee)	1.85%		$.185	1.85%		$.185
Organization Costs (as a percentage of public offering price)
Estimated organization costs	.420%	(d)	$.0420	.450%	(d)	$.0450
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees	.059%		$.0060	.059%		$.0060
Trustee’s fee and other operating expenses	.212%	(f)	$.0214	.124%	(f)	$.0125
Total	.271%		$.0274	.183%		$.0185

10

Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust and the principal amount and distributions are rolled every 15 months into a New Trust. The example also assumes a 5% return on your investment each year and that your Trust’s, and each New Trust’s, sales charges and expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

	1 Year	3 Years	5 Years	10 Years
The Dow® Target Dividend Portfolio, 4th Quarter 2026 Series	$261	$803	$1,103	$2,373
S&P Dividend Aristocrats Target 25 Portfolio, 4th Quarter 2026 Series	231	711	982	2,126
S&P Target 24 Portfolio, 4th Quarter 2026 Series	234	722	995	2,153
S&P Target SMid 60 Portfolio, 4th Quarter 2026 Series	266	816	1,123	2,414
Target Diversified Dividend Portfolio, 4th Quarter 2026 Series	243	747	1,030	2,224
Target Focus Four Portfolio, 4th Quarter 2026 Series	269	825	1,135	2,438
Target Global Dividend Leaders Portfolio, 4th Quarter 2026 Series	223	687	949	2,060
Target Growth Portfolio, 4th Quarter 2026 Series	260	798	1,099	2,366
Target VIP Portfolio, 4th Quarter 2026 Series	254	782	1,086	2,339
Value Line® Target 25 Portfolio, 4th Quarter 2026 Series	249	764	1,053	2,271

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

(a)	The combination of the initial and deferred sales charge comprises what we refer to as the “transactional sales charge.” The initial sales charge is actually equal to the difference between the maximum sales charge of 1.85% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.
(b)	The deferred sales charge is a fixed dollar amount equal to $.135 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing January 20, 2027.
(c)	The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%. If you purchase Units after the initial offering period, you will not be assessed the creation and development fee.
(d)	Estimated organization costs, which for certain Trusts include a one-time licensing fee, will be deducted from the assets of each Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.
(e)	Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.
(f)	Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See “Expenses and Charges.”

11

Report of Independent Registered Public Accounting Firm Report of Independent Registered Public Accounting Firm

To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 13255

Opinion on the Statements of Net Assets

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 13255, comprising Dow® Target Dvd. 4Q ’26 - Term 1/7/28 (The Dow® Target Dividend Portfolio, 4th Quarter 2026 Series); S&P Dvd. Aristocrats Target 25 4Q ’26 - Term 1/7/28 (S&P Dividend Aristocrats Target 25 Portfolio, 4th Quarter 2026 Series); S&P Target 24 4Q ’26 - Term 1/7/28 (S&P Target 24 Portfolio, 4th Quarter 2026 Series); S&P Target SMid 60 4Q ’26 - Term 1/7/28 (S&P Target SMid 60 Portfolio, 4th Quarter 2026 Series); Target Divsd. Dvd. 4Q ’26 - Term 1/7/28 (Target Diversified Dividend Portfolio, 4th Quarter 2026 Series); Target Focus 4 4Q ’26 - Term 1/7/28 (Target Focus Four Portfolio, 4th Quarter 2026 Series); Target Global Dvd. Leaders 4Q ’26 - Term 1/7/28 (Target Global Dividend Leaders Portfolio, 4th Quarter 2026 Series); Target Growth 4Q ’26 - Term 1/7/28 (Target Growth Portfolio, 4th Quarter 2026 Series); Target VIP 4Q ’26 - Term 1/7/28 (Target VIP Portfolio, 4th Quarter 2026 Series); and Value Line® Target 25 4Q ’26 - Term 1/7/28 (Value Line® Target 25 Portfolio, 4th Quarter 2026 Series) (collectively, the “Trusts”), one of the series constituting the FT Series, as of the opening of business on October 9, 2026 (Initial Date of Deposit), and the related notes. In our opinion, the statements of net assets present fairly, in all material respects, the financial position of each of the Trusts constituting FT 13255 as of the opening of business on October 9, 2026 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These statements of net assets are the responsibility of the Trusts’ Sponsor. Our responsibility is to express an opinion on the Trusts’ statements of net assets based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trusts in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement, whether due to error or fraud. The Trusts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trusts’ internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the statements of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statements of net assets. Our audits also included evaluating the accounting principles used and significant estimates made by the Trusts’ Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated among the Trusts for the purchase of securities, as shown in the statements of net assets, as of the opening of business on October 9, 2026, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
October 9, 2026

We have served as the auditor of one or more investment companies sponsored by First Trust Portfolios L.P. since 2001.

12

Statements of Net Assets

FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

		S&P Dividend
	The Dow® Target	Aristocrats Target 25
	Dividend Portfolio	Portfolio
	4th Quarter	4th Quarter
	2026 Series	2026 Series
NET ASSETS
Investment in Securities represented
by purchase contracts (1) (2)	$145,154	$164,622
Less liability for reimbursement to Sponsor
for organization costs (3)	(856)	(444)
Less liability for deferred sales charge (4)	(1,960)	(2,222)
Less liability for creation and development fee (5)	(726)	(823)
Net assets	$141,612	$161,133
Units outstanding	14,515	16,462
Net asset value per Unit (6)	$9.756	$9.788
ANALYSIS OF NET ASSETS
Cost to investors (7)	$145,154	$164,622
Less maximum sales charge (7)	(2,686)	(3,045)
Less estimated reimbursement to Sponsor
for organization costs (3)	(856)	(444)
Net assets	$141,612	$161,133

See “Notes to Statements of Net Assets” on page 17.

13

Statements of Net Assets

FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

	S&P	S&P
	Target 24	Target SMid 60	Target Diversified
	Portfolio	Portfolio	Dividend Portfolio
	4th Quarter	4th Quarter	4th Quarter
	2026 Series	2026 Series	2026 Series
NET ASSETS
Investment in Securities represented
by purchase contracts (1) (2)	$573,674	$161,620	$168,089
Less liability for reimbursement to Sponsor
for organization costs (3)	(1,836)	(986)	(656)
Less liability for deferred sales charge (4)	(7,745)	(2,182)	(2,269)
Less liability for creation and development fee (5)	(2,868)	(808)	(840)
Net assets	$561,225	$157,644	$164,324
Units outstanding	57,367	16,162	16,809
Net asset value per Unit (6)	$9.783	$9.754	$9.776
ANALYSIS OF NET ASSETS
Cost to investors (7)	$573,674	$161,620	$168,089
Less maximum sales charge (7)	(10,613)	(2,990)	(3,109)
Less estimated reimbursement to Sponsor
for organization costs (3)	(1,836)	(986)	(656)
Net assets	$561,225	$157,644	$164,324

See “Notes to Statements of Net Assets” on page 17.

14

Statements of Net Assets

FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

		Target Global
	Target Focus Four	Dividend Leaders
	Portfolio	Portfolio
	4th Quarter	4th Quarter
	2026 Series	2026 Series
NET ASSETS
Investment in Securities represented
by purchase contracts (1) (2)	$1,198,781	$163,262
Less liability for reimbursement to Sponsor
for organization costs (3)	(7,672)	(310)
Less liability for deferred sales charge (4)	(16,184)	(2,204)
Less liability for creation and development fee (5)	(5,994)	(816)
Net assets	$1,168,931	$159,932
Units outstanding	119,878	16,326
Net asset value per Unit (6)	$9.751	$9.796
ANALYSIS OF NET ASSETS
Cost to investors (7)	$1,198,781	$163,262
Less maximum sales charge (7)	(22,178)	(3,020)
Less estimated reimbursement to Sponsor
for organization costs (3)	(7,672)	(310)
Net assets	$1,168,931	$159,932

See “Notes to Statements of Net Assets” on page 17.

15

Statements of Net Assets

FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

			Value Line®
	Target	Target VIP	Target 25
	Growth Portfolio	Portfolio	Portfolio
	4th Quarter	4th Quarter	4th Quarter
	2026 Series	2026 Series	2026 Series
NET ASSETS
Investment in Securities represented
by purchase contracts (1) (2)	$155,216	$2,995,206	$522,828
Less liability for reimbursement to Sponsor
for organization costs (3)	(854)	(12,580)	(2,353)
Less liability for deferred sales charge (4)	(2,095)	(40,435)	(7,058)
Less liability for creation and development fee (5)	(776)	(14,976)	(2,614)
Net assets	$151,491	$2,927,215	$510,803
Units outstanding	15,522	299,521	52,283
Net asset value per Unit (6)	$9.760	$9.773	$9.770
ANALYSIS OF NET ASSETS
Cost to investors (7)	$155,216	$2,995,206	$522,828
Less maximum sales charge (7)	(2,871)	(55,411)	(9,672)
Less estimated reimbursement to Sponsor
for organization costs (3)	(854)	(12,580)	(2,353)
Net assets	$151,491	$2,927,215	$510,803

See “Notes to Statements of Net Assets” on page 17.

16

NOTES TO STATEMENTS OF NET ASSETS

Each Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trusts are structured as either regulated investment companies (“RICs”) or grantor trusts (“grantors”). Those structured as RICs intend to comply in their initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to RICs and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders. The Trusts structured as grantors intend to comply in their initial fiscal year as a grantor under federal tax laws. In grantors, investors are deemed for federal tax purposes, to own the underlying assets of the Trust directly and as such, all taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by the Trust.

(1)	Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under “Schedule of Investments” for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of January 7, 2028.
(2)	An irrevocable letter of credit for approximately $9,300,000, issued by The Bank of New York Mellon (approximately $300,000 has been allocated to each of The Dow® Target Dividend Portfolio, 4th Quarter 2026 Series; S&P Dividend Aristocrats Target 25 Portfolio, 4th Quarter 2026 Series; S&P Target SMid 60 Portfolio, 4th Quarter 2026 Series; Target Diversified Dividend Portfolio, 4th Quarter 2026 Series; Target Global Dividend Leaders Portfolio, 4th Quarter 2026 Series and Target Growth Portfolio, 4th Quarter 2026 Series; approximately $1,000,000 has been allocated to each of S&P Target 24 Portfolio, 4th Quarter 2026 Series; and Value Line® Target 25 Portfolio, 4th Quarter 2026 Series; approximately $2,000,000 has been allocated to Target Focus Four Portfolio, 4th Quarter 2026 Series; and approximately $3,500,000 has been allocated to Target VIP Portfolio, 4th Quarter 2026 Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.
(3)	A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. The estimated organization costs range from $.0190 to $.0640 per Unit for the Trusts, as described in the Fee Table. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.
(4)	Represents the amount of mandatory deferred sales charge distributions of $.135 per Unit, payable to the Sponsor in three equal monthly installments beginning on January 20, 2027 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 19, 2027. If Unit holders redeem Units before March 19, 2027, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.
(5)	The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust’s initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.
(6)	Net asset value per Unit is calculated by dividing a Trust’s net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.
(7)	The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 1.85% of the Public Offering Price (equivalent to 1.85% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under “Public Offering.”

17

Schedule of Investments Schedules of Investments

The Dow® Target Dividend Portfolio, 4th Quarter 2026 Series
FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

		Percentage
		of Aggregate	Number	Market	Cost of
Ticker Symbol and		Offering	of	Value per	Securities to
Name of Issuer of Securities (1)		Price	Shares	Share	the Trust (2)
Common Stocks (100%):
Communication Services (5%):
T	AT&T Inc.	5%	292	$24.87	$7,262
Energy (10%):
CHRD	Chord Energy Corporation	5%	51	142.34	7,259
DINO	HF Sinclair Corp.	5%	60	120.72	7,243
Financials (60%):
OZK	Bank OZK	5%	162	44.86	7,267
CINF	Cincinnati Financial Corporation	5%	44	165.25	7,271
CFG	Citizens Financial Group, Inc.	5%	113	64.09	7,242
FNB	F.N.B. Corporation	5%	420	17.28	7,258
FHN	First Horizon Corporation	5%	311	23.31	7,250
BEN	Franklin Templeton, Inc.	5%	224	32.40	7,258
KEY	KeyCorp	5%	361	20.10	7,256
LNC	Lincoln National Corporation	5%	177	40.99	7,255
PRU	Prudential Financial, Inc.	5%	64	113.53	7,266
TFC	Truist Financial Corporation	5%	157	46.18	7,250
UBSI	United Bankshares, Inc.	5%	159	45.70	7,266
VLY	Valley National Bancorp	5%	569	12.75	7,255
Materials (10%):
SW	Smurfit Westrock Plc †	5%	175	41.45	7,254
SON	Sonoco Products Company	5%	150	48.40	7,260
Utilities (15%):
EIX	Edison International	5%	134	54.30	7,276
SWX	Southwest Gas Holdings, Inc.	5%	87	83.51	7,266
UGI	UGI Corporation	5%	196	36.94	7,240
	Total Investments	100%			$145,154

See “Notes to Schedules of Investments” on page 36.

18

Schedule of Investments

S&P Dividend Aristocrats Target 25 Portfolio, 4th Quarter 2026 Series
FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

		Percentage
		of Aggregate	Number	Market	Cost of
Ticker Symbol and		Offering	of	Value per	Securities to
Name of Issuer of Securities (1)(3)		Price	Shares	Share	the Trust (2)
Common Stocks (100%):
Consumer Discretionary (4%):
LOW	Lowe’s Companies, Inc.	4%	35	$188.85	$6,610
Consumer Staples (24%):
ADM	Archer-Daniels-Midland Company	4%	80	82.45	6,596
BF/B	Brown-Forman Corporation	4%	248	26.54	6,582
MKC	McCormick & Company, Incorporated	4%	143	45.94	6,569
PEP	PepsiCo, Inc.	4%	51	128.34	6,545
PG	The Procter & Gamble Company	4%	44	150.59	6,626
TGT	Target Corporation	4%	43	154.76	6,655
Energy (8%):
CVX	Chevron Corporation	4%	31	211.55	6,558
XOM	ExxonMobil Holdings Corp.	4%	39	168.50	6,571
Financials (24%):
AFL	Aflac Incorporated	4%	57	114.94	6,551
CB	Chubb Limited †	4%	19	343.78	6,532
CINF	Cincinnati Financial Corporation	4%	40	165.25	6,610
ERIE	Erie Indemnity Company	4%	29	226.54	6,570
FDS	FactSet Research Systems Inc.	4%	23	286.52	6,590
TROW	T. Rowe Price Group, Inc.	4%	63	104.23	6,566
Health Care (4%):
WST	West Pharmaceutical Services, Inc.	4%	18	363.27	6,539
Industrials (28%):
AOS	A.O. Smith Corporation	4%	116	56.56	6,561
CTAS	Cintas Corporation	4%	33	201.12	6,637
DOV	Dover Corporation	4%	35	188.96	6,614
EXPD	Expeditors International of Washington, Inc.	4%	34	193.71	6,586
FAST	Fastenal Company	4%	130	50.49	6,564
GD	General Dynamics Corporation	4%	20	329.90	6,598
PNR	Pentair Plc †	4%	126	52.30	6,590
Information Technology (4%):
ROP	Roper Technologies, Inc.	4%	18	364.23	6,556
Materials (4%):
NUE	Nucor Corporation	4%	27	246.14	6,646
	Total Investments	100%			$164,622

See “Notes to Schedules of Investments” on page 36.

19

Schedule of Investments

S&P Target 24 Portfolio, 4th Quarter 2026 Series
FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

		Percentage
		of Aggregate	Number	Market	Cost of
Ticker Symbol and		Offering	of	Value per	Securities to
Name of Issuer of Securities (1)(3)		Price	Shares	Share	the Trust (2)
Common Stocks (100.00%):
Communication Services (11.20%):
GOOGL	Alphabet Inc. (Class A)	7.77%	128	$348.29	$44,581
FOXA	Fox Corporation (Class A)	0.04%	4	63.57	254
META	Meta Platforms, Inc. (Class A)	3.39%	27	720.89	19,464
Consumer Discretionary (9.88%):
BKNG	Booking Holdings Inc.	5.33%	191	159.97	30,554
ROST	Ross Stores, Inc.	3.26%	83	225.20	18,692
WSM	Williams-Sonoma, Inc.	1.29%	31	239.00	7,409
Consumer Staples (5.13%):
MO	Altria Group, Inc.	1.17%	94	71.42	6,713
KO	The Coca-Cola Company	3.73%	244	87.77	21,416
DLTR	Dollar Tree, Inc. *	0.23%	11	118.62	1,305
Energy (3.51%):
XOM	ExxonMobil Holdings Corp.	2.56%	87	168.50	14,660
MPC	Marathon Petroleum Corporation	0.49%	6	463.34	2,780
VLO	Valero Energy Corporation	0.46%	6	443.80	2,663
Financials (12.05%):
CPAY	Corpay, Inc. *	2.87%	41	402.08	16,485
FDS	FactSet Research Systems Inc.	1.05%	21	286.52	6,017
TRV	The Travelers Companies, Inc.	8.13%	126	370.27	46,654
Health Care (9.40%):
ILMN	Illumina, Inc. *	2.12%	46	264.57	12,170
MCK	McKesson Corporation	5.68%	35	930.25	32,559
MTD	Mettler-Toledo International Inc. †*	1.60%	6	1,529.46	9,177
Industrials (8.00%):
EXPD	Expeditors International of Washington, Inc.	0.57%	17	193.71	3,293
GEV	GE Vernova Inc.	6.10%	35	999.35	34,977
GWW	W.W. Grainger, Inc.	1.33%	6	1,268.67	7,612
Information Technology (40.83%):
AAPL	Apple Inc.	24.98%	421	340.42	143,317
FTNT	Fortinet, Inc. *	10.85%	329	189.10	62,214
TER	Teradyne, Inc.	5.00%	72	398.72	28,708
	Total Investments	100.00%			$573,674

See “Notes to Schedules of Investments” on page 36.

20

Schedule of Investments

S&P Target SMid 60 Portfolio, 4th Quarter 2026 Series
FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

		Percentage
		of Aggregate	Number	Market	Cost of
Ticker Symbol and		Offering	of	Value per	Securities to
Name of Issuer of Securities (1)(3)		Price	Shares	Share	the Trust (2)
Common Stocks (100.00%):
Communication Services (5.56%):
PPLI	People Inc. *	1.11%	44	$40.93	$1,801
SIRI	Sirius XM Holdings Inc.	2.22%	136	26.33	3,581
TDS	Telephone and Data Systems, Inc.	1.12%	53	34.13	1,809
ZD	Ziff Davis, Inc. *	1.11%	32	55.91	1,789
Consumer Discretionary (16.64%):
ADNT	Adient Plc †*	1.11%	102	17.62	1,797
CRI	Carter’s, Inc.	1.11%	55	32.52	1,789
DCH	Dauch Corporation *	1.11%	316	5.69	1,798
HOG	Harley-Davidson, Inc.	2.22%	134	26.75	3,584
KSS	Kohl’s Corporation	1.11%	89	20.11	1,790
LEA	Lear Corporation	2.20%	30	118.53	3,556
M	Macy’s, Inc.	2.23%	158	22.79	3,601
MHK	Mohawk Industries, Inc. *	1.11%	15	119.44	1,792
SMP	Standard Motor Products, Inc.	1.10%	48	37.09	1,780
STRA	Strategic Education, Inc.	1.12%	22	82.39	1,813
WHR	Whirlpool Corporation	2.22%	123	29.16	3,587
Energy (21.06%):
AR	Antero Resources Corporation *	2.23%	100	36.06	3,606
CHRD	Chord Energy Corporation	2.20%	25	142.34	3,558
CNX	CNX Resources Corporation *	2.22%	106	33.83	3,586
CNR	Core Natural Resources Inc.	1.10%	20	88.55	1,771
CRGY	Crescent Energy Company	1.11%	138	13.01	1,795
MTDR	Matador Resources Company	2.22%	66	54.48	3,596
MUR	Murphy Oil Corporation	2.22%	93	38.60	3,590
OVV	Ovintiv Inc.	2.23%	57	63.37	3,612
PBF	PBF Energy Inc.	2.21%	40	89.34	3,574
PR	Permian Resources Corp.	2.22%	157	22.84	3,586
SM	SM Energy Company	1.10%	48	37.08	1,780
Financials (20.05%):
ADAM	Adamas Trust Inc. (4)	1.11%	235	7.65	1,798
ARR	ARMOUR Residential REIT, Inc. (4)	1.11%	133	13.47	1,791
ASB	Associated Banc-Corp	2.22%	125	28.76	3,595
BFH	Bread Financial Holdings, Inc.	1.12%	18	100.73	1,813
CUBI	Customers Bancorp, Inc. *	1.11%	24	74.60	1,790

21

Schedule of Investments (cont’d.)

S&P Target SMid 60 Portfolio, 4th Quarter 2026 Series
FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

		Percentage
		of Aggregate	Number	Market	Cost of
Ticker Symbol and		Offering	of	Value per	Securities to
Name of Issuer of Securities (1)(3)		Price	Shares	Share	the Trust (2)
Financials (cont’d.):
FAF	First American Financial Corporation	2.21%	57	$62.81	$3,580
HOPE	Hope Bancorp, Inc.	1.11%	133	13.46	1,789
LNC	Lincoln National Corporation	1.12%	44	40.99	1,804
ORI	Old Republic International Corporation	2.22%	93	38.55	3,585
RGA	Reinsurance Group of America, Incorporated	2.22%	14	255.93	3,583
RNR	RenaissanceRe Holdings Ltd. †	2.26%	11	331.34	3,645
SSB	SouthState Bank Corporation	2.24%	36	100.57	3,620
Health Care (1.11%):
NEOG	Neogen Corporation *	1.11%	153	11.71	1,792
Industrials (5.54%):
AMTM	Amentum Holdings, Inc. *	1.11%	95	18.97	1,802
MAN	ManpowerGroup Inc.	1.11%	33	54.36	1,794
MLKN	MillerKnoll Inc.	1.10%	86	20.77	1,786
NX	Quanex Building Products Corporation	1.11%	97	18.54	1,798
RUN	Sunrun Inc. *	1.11%	237	7.59	1,799
Information Technology (3.33%):
DXC	DXC Technology Company *	1.11%	145	12.37	1,794
EFOR	Everforth Incorporated *	1.11%	50	35.93	1,796
VYX	NCR Voyix Corp. *	1.11%	260	6.90	1,794
Materials (16.69%):
AA	Alcoa Corporation	2.23%	84	42.83	3,598
AVNT	Avient Corp.	2.23%	88	40.98	3,606
CLF	Cleveland-Cliffs Inc. *	2.22%	295	12.19	3,596
CDE	Coeur Mining, Inc.	2.22%	213	16.87	3,593
CMC	Commercial Metals Company	2.23%	57	63.10	3,597
GEF	Greif, Inc.	2.23%	44	81.88	3,603
MTUS	Metallus Inc. *	1.11%	91	19.64	1,787
SON	Sonoco Products Company	2.22%	74	48.40	3,582
Utilities (10.02%):
AVA	Avista Corporation	1.12%	51	35.48	1,809
OGS	ONE Gas, Inc.	2.24%	50	72.36	3,618
SWX	Southwest Gas Holdings, Inc.	2.22%	43	83.51	3,591
SR	Spire Inc.	2.22%	46	77.99	3,588
UGI	UGI Corporation	2.22%	97	36.94	3,583
	Total Investments	100.00%			$161,620

See “Notes to Schedules of Investments” on page 36.

22

Schedule of Investments

Target Diversified Dividend Portfolio, 4th Quarter 2026 Series
FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

		Percentage
		of Aggregate	Number	Market	Cost of
Ticker Symbol and		Offering	of	Value per	Securities to
Name of Issuer of Securities (1)(3)		Price	Shares	Share	the Trust (2)
Common Stocks (100.00%):
Communication Services (10.02%):
ATNI	ATN International, Inc.	2.50%	148	$28.41	$4,205
CMCSA	Comcast Corporation (Class A)	2.50%	198	21.21	4,200
SIRI	Sirius XM Holdings Inc.	2.51%	160	26.33	4,213
VZ	Verizon Communications Inc.	2.51%	91	46.35	4,218
Consumer Discretionary (9.99%):
LKQ	LKQ Corporation	2.50%	191	22.01	4,204
MTH	Meritage Homes Corporation	2.49%	69	60.63	4,184
OXM	Oxford Industries, Inc.	2.50%	165	25.48	4,204
SHOE	Shoe Station Group, Inc.	2.50%	322	13.06	4,205
Consumer Staples (9.98%):
DOLE	Dole plc †	2.50%	323	13.02	4,205
INGR	Ingredion Incorporated	2.49%	44	95.11	4,185
TAP	Molson Coors Beverage Company	2.50%	111	37.92	4,209
UVV	Universal Corporation	2.49%	97	43.18	4,188
Energy (10.00%):
ASC	Ardmore Shipping Corporation †	2.50%	216	19.47	4,206
MTDR	Matador Resources Company	2.50%	77	54.48	4,195
REPX	Riley Exploration Permian, Inc.	2.50%	94	44.64	4,196
TEN	Tsakos Energy Navigation Limited †	2.50%	81	51.83	4,198
Financials (10.00%):
OZK	Bank OZK	2.51%	94	44.86	4,217
FG	F&G Annuities & Life, Inc.	2.50%	215	19.53	4,199
NEWT	NewtekOne, Inc.	2.50%	380	11.05	4,199
WAFD	WaFd Inc.	2.49%	141	29.74	4,193
Health Care (10.02%):
CI	The Cigna Group	2.51%	15	281.03	4,215
CVS	CVS Health Corporation	2.51%	48	87.80	4,214
PRGO	Perrigo Company plc †	2.50%	290	14.50	4,205
PFE	Pfizer Inc.	2.50%	151	27.82	4,201
Industrials (9.98%):
CMRE	Costamare Inc. †	2.50%	275	15.29	4,205
ESEA	Euroseas Ltd. †	2.49%	57	73.41	4,184
GSL	Global Ship Lease, Inc. (Class A) †	2.49%	92	45.48	4,184
GBX	The Greenbrier Companies, Inc.	2.50%	109	38.63	4,211
Information Technology (10.00%):
DOX	Amdocs Limited †	2.51%	70	60.25	4,217
HCKT	The Hackett Group, Inc.	2.50%	383	10.98	4,205
ITRN	Ituran Location and Control Ltd. †	2.49%	81	51.78	4,194
OTEX	Open Text Corporation †	2.50%	181	23.24	4,206

23

Schedule of Investments (cont’d.)

Target Diversified Dividend Portfolio, 4th Quarter 2026 Series
FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

		Percentage
		of Aggregate	Number	Market	Cost of
Ticker Symbol and		Offering	of	Value per	Securities to
Name of Issuer of Securities (1)(3)		Price	Shares	Share	the Trust (2)
Materials (10.01%):
EMN	Eastman Chemical Company	2.50%	66	$63.76	$4,208
GPK	Graphic Packaging Holding Company	2.50%	490	8.58	4,204
MOS	The Mosaic Company	2.50%	213	19.73	4,203
SLVM	Sylvamo Corporation	2.51%	129	32.65	4,212
Utilities (10.00%):
AVA	Avista Corporation	2.49%	118	35.48	4,187
EIX	Edison International	2.49%	77	54.30	4,181
POR	Portland General Electric Company	2.51%	93	45.35	4,218
SR	Spire Inc.	2.51%	54	77.99	4,212
	Total Investments	100.00%			$168,089

See “Notes to Schedules of Investments” on page 36.

24

Schedule of Investments

Target Focus Four Portfolio, 4th Quarter 2026 Series
FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

		Percentage
		of Aggregate	Number	Market	Cost of
Ticker Symbol and		Offering	of	Value per	Securities to
Name of Issuer of Securities (1)(3)		Price	Shares	Share	the Trust (2)
Common Stocks (100.00%):
Communication Services (3.57%):
T	AT&T Inc.	1.50%	723	$24.87	$17,981
BCE	BCE Inc. †	0.40%	240	19.96	4,790
PPLI	People Inc. *	0.34%	98	40.93	4,011
SIRI	Sirius XM Holdings Inc.	0.67%	304	26.33	8,004
TDS	Telephone and Data Systems, Inc.	0.33%	117	34.13	3,993
ZD	Ziff Davis, Inc. *	0.33%	71	55.91	3,970
Consumer Discretionary (6.70%):
ANF	Abercrombie & Fitch Co. (Class A) *	0.31%	26	141.41	3,677
ADNT	Adient Plc †*	0.33%	227	17.62	4,000
EAT	Brinker International, Inc. *	0.30%	19	190.20	3,614
CRI	Carter’s, Inc.	0.33%	123	32.52	4,000
CROX	Crocs, Inc. *	0.30%	31	116.84	3,622
DCH	Dauch Corporation *	0.33%	702	5.69	3,994
HOG	Harley-Davidson, Inc.	0.67%	299	26.75	7,998
HMC	Honda Motor Co., Ltd. (ADR) †	0.40%	148	32.48	4,807
KSS	Kohl’s Corporation	0.33%	199	20.11	4,002
LEA	Lear Corporation	0.66%	67	118.53	7,941
M	Macy’s, Inc.	0.67%	351	22.79	7,999
MHK	Mohawk Industries, Inc. *	0.33%	33	119.44	3,941
SMP	Standard Motor Products, Inc.	0.33%	108	37.09	4,006
STRA	Strategic Education, Inc.	0.34%	49	82.39	4,037
TM	Toyota Motor Corporation †	0.40%	26	186.00	4,836
WHR	Whirlpool Corporation	0.67%	274	29.16	7,990
Energy (16.30%):
AR	Antero Resources Corporation *	0.67%	222	36.06	8,005
APA	APA Corporation	0.30%	80	45.47	3,638
BP	BP Plc (ADR) †	0.40%	103	46.36	4,775
CHRD	Chord Energy Corporation	2.17%	182	142.34	25,906
CNX	CNX Resources Corporation *	0.67%	236	33.83	7,984
CNR	Core Natural Resources Inc.	0.33%	45	88.55	3,985
CRGY	Crescent Energy Company	0.33%	307	13.01	3,994
DK	Delek US Holdings, Inc.	0.30%	47	76.60	3,600
EC	Ecopetrol S.A. (ADR) †	0.40%	283	16.94	4,794
E	Eni S.p.A. (ADR) †	0.40%	86	55.62	4,783
EQNR	Equinor ASA †	0.40%	112	42.93	4,808
DINO	HF Sinclair Corp.	1.80%	179	120.72	21,609
INSW	International Seaways, Inc. †	0.31%	30	121.82	3,655
MPC	Marathon Petroleum Corporation	0.77%	20	463.34	9,267
MTDR	Matador Resources Company	0.67%	147	54.48	8,009
MUR	Murphy Oil Corporation	0.67%	207	38.60	7,990

25

Schedule of Investments (cont’d.)

Target Focus Four Portfolio, 4th Quarter 2026 Series
FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

		Percentage
		of Aggregate	Number	Market	Cost of
Ticker Symbol and		Offering	of	Value per	Securities to
Name of Issuer of Securities (1)(3)		Price	Shares	Share	the Trust (2)
Energy (cont’d.):
OVV	Ovintiv Inc.	0.67%	126	$63.37	$7,985
PBF	PBF Energy Inc.	0.98%	131	89.34	11,704
PR	Permian Resources Corp.	0.67%	350	22.84	7,994
PBR	Petroleo Brasileiro S.A. - Petrobras (ADR) †	0.40%	194	24.69	4,790
PSX	Phillips 66	0.68%	29	281.60	8,166
SHEL	Shell plc (ADR) †	0.40%	48	100.20	4,810
SM	SM Energy Company	0.33%	108	37.08	4,005
TTE	TotalEnergies SE †	0.40%	56	86.02	4,817
VLO	Valero Energy Corporation	0.78%	21	443.80	9,320
WDS	Woodside Energy Group Limited (ADR) †	0.40%	212	22.59	4,789
Financials (27.60%):
ADAM	Adamas Trust Inc. (4)	0.33%	522	7.65	3,993
ARR	ARMOUR Residential REIT, Inc. (4)	0.33%	297	13.47	4,001
ASB	Associated Banc-Corp	0.67%	278	28.76	7,995
SAN	Banco Santander S.A. (ADR) †	0.40%	356	13.48	4,799
OZK	Bank OZK	1.50%	401	44.86	17,989
BCS	Barclays Plc (ADR) †	0.40%	209	22.95	4,797
BFH	Bread Financial Holdings, Inc.	0.34%	40	100.73	4,029
BN	Brookfield Corporation †	0.40%	130	36.77	4,780
CINF	Cincinnati Financial Corporation	1.50%	109	165.25	18,012
CFG	Citizens Financial Group, Inc.	1.50%	281	64.09	18,009
CUBI	Customers Bancorp, Inc. *	0.34%	54	74.60	4,028
DB	Deutsche Bank AG †	0.40%	143	33.63	4,809
FNB	F.N.B. Corporation	1.50%	1,041	17.28	17,988
FAF	First American Financial Corporation	0.67%	127	62.81	7,977
FHN	First Horizon Corporation	1.50%	772	23.31	17,995
BEN	Franklin Templeton, Inc.	1.50%	555	32.40	17,982
HOPE	Hope Bancorp, Inc.	0.33%	297	13.46	3,996
KB	KB Financial Group Inc. (ADR) †	0.40%	39	122.04	4,760
KEY	KeyCorp	1.50%	895	20.10	17,989
LNC	Lincoln National Corporation	1.84%	537	40.99	22,012
LYG	Lloyds Banking Group Plc (ADR) †	0.40%	892	5.38	4,799
NWG	Natwest Group Plc †	0.40%	280	17.15	4,802
ORI	Old Republic International Corporation	0.67%	207	38.55	7,980
PRU	Prudential Financial, Inc.	1.50%	158	113.53	17,938
PUK	Prudential Plc (ADR) †	0.40%	201	23.88	4,800
RGA	Reinsurance Group of America, Incorporated	0.66%	31	255.93	7,934
RNR	RenaissanceRe Holdings Ltd. †	0.66%	24	331.34	7,952
SHG	Shinhan Financial Group Co., Ltd. (ADR) †	0.40%	64	75.38	4,824
SSB	SouthState Bank Corporation	0.66%	79	100.57	7,945
TFC	Truist Financial Corporation	1.50%	389	46.18	17,964
UBSI	United Bankshares, Inc.	1.50%	393	45.70	17,960
VLY	Valley National Bancorp	1.50%	1,411	12.75	17,990

26

Schedule of Investments (cont’d.)

Target Focus Four Portfolio, 4th Quarter 2026 Series
FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

		Percentage
		of Aggregate Offering	Number of	Market Value per	Cost of Securities to
Ticker Symbol and Name of Issuer of Securities (1)(3)		Price	Shares	Share	the Trust (2)
Health Care (0.64%):
ILMN	Illumina, Inc. *	0.31%	14	$264.57	$3,704
NEOG	Neogen Corporation *	0.33%	341	11.71	3,993
Industrials (1.96%):
AMTM	Amentum Holdings, Inc. *	0.33%	211	18.97	4,003
MAN	ManpowerGroup Inc.	0.34%	74	54.36	4,023
MATX	Matson, Inc.	0.30%	16	227.79	3,645
MLKN	MillerKnoll Inc.	0.33%	192	20.77	3,988
NX	Quanex Building Products Corporation	0.33%	216	18.54	4,005
RUN	Sunrun Inc. *	0.33%	527	7.59	4,000
Information Technology (25.70%):
AMD	Advanced Micro Devices, Inc. *	6.68%	129	620.68	80,068
AMAT	Applied Materials, Inc.	2.59%	61	509.57	31,084
CRSR	Corsair Gaming, Inc. *	0.30%	275	13.09	3,600
DELL	Dell Technologies Inc. (Class C)	2.35%	49	574.55	28,153
DXC	DXC Technology Company *	0.33%	323	12.37	3,995
EFOR	Everforth Incorporated *	0.33%	111	35.93	3,988
FTNT	Fortinet, Inc. *	0.88%	56	189.10	10,590
HPE	Hewlett Packard Enterprise Company	0.60%	102	71.00	7,242
LRCX	Lam Research Corporation	2.59%	97	320.59	31,097
MU	Micron Technology, Inc.	7.43%	86	1,035.84	89,082
VYX	NCR Voyix Corp. *	0.33%	579	6.90	3,995
NTAP	NetApp, Inc.	0.31%	16	231.05	3,697
QLYS	Qualys, Inc. *	0.31%	19	193.86	3,683
RNG	RingCentral, Inc. (Class A)	0.30%	46	78.35	3,604
UMC	United Microelectronics Corporation (ADR) †	0.37%	195	22.82	4,450
Materials (9.62%):
AA	Alcoa Corporation	0.67%	187	42.83	8,009
AMRZ	Amrize Ltd †*	0.40%	131	36.50	4,781
MT	ArcelorMittal (ADR) †	0.40%	78	61.30	4,781
AVNT	Avient Corp.	0.67%	195	40.98	7,991
CLF	Cleveland-Cliffs Inc. *	0.67%	656	12.19	7,997
CDE	Coeur Mining, Inc.	0.67%	474	16.87	7,996
CMC	Commercial Metals Company	0.67%	127	63.10	8,014
GEF	Greif, Inc.	0.67%	98	81.88	8,024
MTUS	Metallus Inc. *	0.33%	203	19.64	3,987
NTR	Nutrien Ltd. †	0.40%	69	69.87	4,821
SW	Smurfit Westrock Plc †	1.50%	434	41.45	17,989
SON	Sonoco Products Company	2.17%	537	48.40	25,991
VALE	Vale S.A. (ADR) †	0.40%	357	13.42	4,791

27

Schedule of Investments (cont’d.)

Target Focus Four Portfolio, 4th Quarter 2026 Series
FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

		Percentage
		of Aggregate	Number	Market	Cost of
Ticker Symbol and		Offering	of	Value per	Securities to
Name of Issuer of Securities (1)(3)		Price	Shares	Share	the Trust (2)
Utilities (7.91%):
AVA	Avista Corporation	0.34%	113	$35.48	$4,009
EIX	Edison International	1.50%	331	54.30	17,973
NGG	National Grid Plc (ADR) †	0.40%	62	77.11	4,781
OGS	ONE Gas, Inc.	0.66%	110	72.36	7,960
SWX	Southwest Gas Holdings, Inc.	2.17%	311	83.51	25,972
SR	Spire Inc.	0.67%	103	77.99	8,033
UGI	UGI Corporation	2.17%	703	36.94	25,969
	Total Investments	100.00%			$1,198,781

See “Notes to Schedules of Investments” on page 36.

28

Schedule of Investments

Target Global Dividend Leaders Portfolio, 4th Quarter 2026 Series
FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

		Percentage
		of Aggregate	Number	Market	Cost of
Ticker Symbol and		Offering	of	Value per	Securities to
Name of Issuer of Securities (1)(3)		Price	Shares	Share	the Trust (2)
Common Stocks (100%):
Communication Services (6%):
WLY	John Wiley & Sons, Inc. (Class A)	2%	66	$49.40	$3,261
RCI	Rogers Communications Inc. (Class B) †	2%	105	31.04	3,259
SKM	SK Telecom Co., Ltd. (ADR) †	2%	96	33.99	3,263
Consumer Discretionary (12%):
AEO	American Eagle Outfitters, Inc.	2%	182	17.97	3,271
ARCO	Arcos Dorados Holdings Inc. (Class A) †	2%	402	8.12	3,264
GAP	The Gap, Inc.	2%	140	23.36	3,270
HRB	H&R Block, Inc.	2%	73	44.59	3,255
M	Macy’s, Inc.	2%	143	22.79	3,259
UGP	Ultrapar Participacoes S.A. (ADR) †	2%	419	7.79	3,264
Consumer Staples (2%):
TGT	Target Corporation	2%	21	154.76	3,250
Energy (16%):
APA	APA Corporation	2%	72	45.47	3,274
CMBT	CMB.TECH N.V. †	2%	157	20.81	3,267
EOG	EOG Resources, Inc.	2%	22	148.51	3,267
INSW	International Seaways, Inc. †	2%	27	121.82	3,289
PR	Permian Resources Corp.	2%	143	22.84	3,266
PBR	Petroleo Brasileiro S.A. - Petrobras (ADR) †	2%	132	24.69	3,259
SM	SM Energy Company	2%	88	37.08	3,263
TRMD	TORM Plc (Class A) †	2%	82	40.06	3,285
Financials (10%):
JCAP	Jefferson Capital, Inc.	2%	164	19.95	3,272
KSPI	JSC Kaspi.kz (ADR) †	2%	35	92.83	3,249
MTG	MGIC Investment Corporation	2%	117	27.87	3,261
PAGS	PagSeguro Digital Ltd. (Class A) †	2%	306	10.68	3,268
TROW	T. Rowe Price Group, Inc.	2%	31	104.23	3,231
Health Care (2%):
BMY	Bristol-Myers Squibb Company	2%	55	59.58	3,277
Industrials (16%):
CMRE	Costamare Inc. †	2%	214	15.29	3,272
DAC	Danaos Corporation †	2%	19	170.22	3,234
GSL	Global Ship Lease, Inc. (Class A) †	2%	72	45.48	3,275
KRT	Karat Packaging Inc.	2%	61	53.80	3,282
KMT	Kennametal Inc.	2%	103	31.71	3,266
MLKN	MillerKnoll Inc.	2%	157	20.77	3,261
PBI	Pitney Bowes Inc.	2%	192	16.98	3,260
SBLK	Star Bulk Carriers Corp. †	2%	107	30.47	3,260

29

Schedule of Investments (cont’d.)

Target Global Dividend Leaders Portfolio, 4th Quarter 2026 Series
FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

		Percentage
		of Aggregate	Number	Market	Cost of
Ticker Symbol and		Offering	of	Value per	Securities to
Name of Issuer of Securities (1)(3)		Price	Shares	Share	the Trust (2)
Information Technology (2%):
HPQ	HP Inc.	2%	101	$32.44	$3,277
Materials (10%):
BVN	Compania de Minas Buenaventura S.A.A. (ADR) †	2%	104	31.43	3,269
GFI	Gold Fields Limited (ADR) †	2%	91	35.86	3,263
GEF	Greif, Inc.	2%	40	81.88	3,275
HMY	Harmony Gold Mining Company Limited (ADR) †	2%	194	16.84	3,267
SBSW	Sibanye Stillwater Ltd. (ADR) †	2%	330	9.91	3,270
Real Estate (20%):
ALX	Alexander’s, Inc. (4)	1%	7	241.48	1,690
APLE	Apple Hospitality REIT, Inc. (4)	1%	101	16.22	1,638
CBL	CBL & Associates Properties, Inc. (4)	1%	33	49.24	1,625
CDP	COPT Defense Properties (4)	1%	49	33.47	1,640
DRH	DiamondRock Hospitality Company (4)	1%	130	12.60	1,638
EPR	EPR Properties (4)	1%	30	54.41	1,632
FRT	Federal Realty Investment Trust (4)	1%	15	105.46	1,582
FR	First Industrial Realty Trust, Inc. (4)	1%	28	59.30	1,661
GLPI	Gaming and Leisure Properties, Inc. (4)	1%	43	38.26	1,645
HIW	Highwoods Properties, Inc. (4)	1%	56	29.18	1,634
HST	Host Hotels & Resorts, Inc. (4)	1%	72	22.54	1,623
IIPR	Innovative Industrial Properties, Inc. (4)	1%	31	51.92	1,610
KRG	Kite Realty Group Trust (4)	1%	68	24.08	1,638
LAMR	Lamar Advertising Company (4)	1%	11	145.70	1,603
LTC	LTC Properties, Inc. (4)	1%	39	42.05	1,640
OHI	Omega Healthcare Investors, Inc. (4)	1%	37	44.14	1,633
RLJ	RLJ Lodging Trust (4)	1%	146	11.20	1,635
RHP	Ryman Hospitality Properties, Inc. (4)	1%	14	119.95	1,679
SPG	Simon Property Group, Inc. (4)	1%	8	199.61	1,597
TRNO	Terreno Realty Corporation (4)	1%	25	64.48	1,612
Utilities (4%):
CEPU	Central Puerto S.A. (ADR) †	2%	258	12.66	3,266
CIG	Companhia Energetica de Minas Gerais-CEMIG (Preference) (ADR) †	2%	1,384	2.36	3,266

	Total Investments	100%			$163,262

See “Notes to Schedules of Investments” on page 36.

30

Schedule of Investments

Target Growth Portfolio, 4th Quarter 2026 Series
FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

		Percentage	Number	Market	Cost of
		of Aggregate	of	Value per	Securities to
Ticker Symbol and Name of Issuer of Securities (1)(3)		Offering Price	Shares	Share	the Trust (2)
Common Stocks (100.00%):
Communication Services (3.39%):
SPOT	Spotify Technology S.A. †*	3.39%	10	$526.42	$5,264
Consumer Discretionary (16.62%):
EAT	Brinker International, Inc. *	3.31%	27	190.20	5,135
DUOL	Duolingo, Inc. *	3.31%	34	151.22	5,141
EXPE	Expedia Group, Inc.	3.31%	19	270.13	5,132
SN	SharkNinja Inc. †*	3.34%	28	184.87	5,176
VSXY	Victoria’s Secret & Co. *	3.35%	60	86.61	5,197
Consumer Staples (3.36%):
DLTR	Dollar Tree, Inc. *	3.36%	44	118.62	5,219
Energy (16.66%):
DINO	HF Sinclair Corp.	3.34%	43	120.72	5,191
MPC	Marathon Petroleum Corporation	3.28%	11	463.34	5,097
PBF	PBF Energy Inc.	3.34%	58	89.34	5,182
PSX	Phillips 66	3.27%	18	281.60	5,069
VLO	Valero Energy Corporation	3.43%	12	443.80	5,326
Financials (16.51%):
AMG	Affiliated Managers Group, Inc.	3.24%	13	386.99	5,031
AFRM	Affirm Holdings, Inc. (Class A) *	3.33%	67	77.15	5,169
ALL	The Allstate Corporation	3.27%	22	230.63	5,074
OSCR	Oscar Health, Inc. (Class A) *	3.33%	156	33.10	5,164
TOST	Toast, Inc. (Class A) *	3.34%	170	30.53	5,190
Health Care (20.18%):
AMRX	Amneal Pharmaceuticals, Inc. *	3.33%	263	19.65	5,168
DXCM	DexCom, Inc. *	3.32%	61	84.41	5,149
EXEL	Exelixis, Inc. *	3.35%	88	59.02	5,194
HNGE	Hinge Health, Inc. (Class A) *	3.35%	53	98.00	5,194
MEDP	Medpace Holdings, Inc. *	3.50%	9	602.70	5,424
TGTX	TG Therapeutics, Inc. *	3.33%	97	53.34	5,174
Industrials (3.34%):
BE	Bloom Energy Corporation (Class A) *	3.34%	19	272.82	5,184
Information Technology (19.94%):
ALAB	Astera Labs, Inc. *	3.35%	15	347.05	5,206
ESTC	Elastic N.V. †*	3.31%	54	95.26	5,144
MU	Micron Technology, Inc.	3.34%	5	1,035.84	5,179
NTNX	Nutanix, Inc. (Class A) *	3.34%	71	73.11	5,191
SNDK	Sandisk Corporation *	3.11%	3	1,609.46	4,828
STX	Seagate Technology Holdings Plc †	3.49%	7	774.83	5,424

	Total Investments	100.00%			$155,216

See “Notes to Schedules of Investments” on page 36.

31

Schedule of Investments

Target VIP Portfolio, 4th Quarter 2026 Series
FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

Ticker Symbol and Name of Issuer of Securities (1)(3)		Percentage of Aggregate Offering Price	Number of Shares	Market Value per Shares	Cost of Securities to the Trust (2)
Common Stocks (100.00%):
Communication Services (7.57%):
GOOGL	Alphabet Inc. (Class A)	5.45%	469	$348.29	$163,348
EVER	EverQuote, Inc. (Class A) *	0.19%	277	20.74	5,745
FOXA	Fox Corporation (Class A)	0.01%	4	63.57	254
META	Meta Platforms, Inc. (Class A)	0.55%	23	720.89	16,580
ORA FP	Orange #	0.83%	1,566	15.95	24,976
UNIT	Uniti Group Inc. *	0.54%	2,165	7.40	16,021
Consumer Discretionary (9.94%):
ANF	Abercrombie & Fitch Co. (Class A) *	0.17%	36	141.41	5,091
BKNG	Booking Holdings Inc.	0.89%	166	159.97	26,555
EAT	Brinker International, Inc. *	0.17%	27	190.20	5,135
CCS	Century Communities, Inc.	0.45%	238	56.76	13,509
CROX	Crocs, Inc. *	0.17%	43	116.84	5,024
GOLD	Gold.com Inc.	0.33%	240	41.66	9,998
LINC	Lincoln Educational Services Corporation *	0.20%	261	23.24	6,066
MBG GY	Mercedes-Benz Group AG #	0.83%	571	43.75	24,984
NKE	NIKE, Inc. (Class B)	3.33%	2,875	34.74	99,878
PRDO	Perdoceo Education Corporation	0.57%	507	33.43	16,949
RVLV	Revolve Group, Inc. *	0.43%	589	21.63	12,740
ROST	Ross Stores, Inc.	0.54%	72	225.20	16,214
STRA	Strategic Education, Inc.	0.50%	181	82.39	14,913
SG	Sweetgreen, Inc. (Class A) *	0.31%	959	9.57	9,178
VOW GY	Volkswagen AG #	0.83%	333	75.01	24,978
WSM	Williams-Sonoma, Inc.	0.22%	27	239.00	6,453
Consumer Staples (2.02%):
MO	Altria Group, Inc.	0.20%	82	71.42	5,856
BATS LN	British American Tobacco p.l.c. #	0.83%	454	55.05	24,991
KO	The Coca-Cola Company	0.62%	213	87.77	18,695
DLTR	Dollar Tree, Inc. *	0.04%	9	118.62	1,068
SENEA	Seneca Foods Corporation *	0.33%	55	177.03	9,737
Energy (3.76%):
APA	APA Corporation	0.17%	110	45.47	5,002
DK	Delek US Holdings, Inc.	0.17%	66	76.60	5,056
XOM	ExxonMobil Holdings Corp.	0.43%	76	168.50	12,806
DINO	HF Sinclair Corp.	0.17%	42	120.72	5,070
INSW	International Seaways, Inc. †	0.17%	41	121.82	4,995
MPC	Marathon Petroleum Corporation	0.51%	33	463.34	15,291
PBF	PBF Energy Inc.	0.17%	56	89.34	5,003
PSX	Phillips 66	0.38%	40	281.60	11,264
TTI	TETRA Technologies, Inc. *	0.26%	1,247	6.12	7,632
TTE FP	TotalEnergies SE #	0.83%	287	86.98	24,964
VLO	Valero Energy Corporation	0.50%	34	443.80	15,089
Financials (24.54%):
AXP	American Express Company	3.33%	324	308.10	99,824
CS FP	AXA S.A. #	0.83%	538	46.44	24,985
BNP FP	BNP Paribas S.A. #	0.83%	250	100.01	25,003
CPAY	Corpay, Inc. *	0.48%	36	402.08	14,475
ACA FP	Credit Agricole S.A. #	0.83%	1,374	18.18	24,980
DANSKE DC	Danske Bank A/S #	0.83%	469	53.25	24,973

32

Schedule of Investments (cont’d.)

Target VIP Portfolio, 4th Quarter 2026 Series
FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

		Percentage	Number	Market	Cost of
Ticker Symbol and Name of Issuer of Securities (1)(3)		of Aggregate Offering Price	of Shares	Value per Share	Securities to the Trust (2)

Financials (cont’d.):
DNB NO	DNB Bank ASA #	0.83%	784	$31.84	$24,965
EZPW	EZCORP, Inc. *	0.53%	505	31.17	15,741
FDS	FactSet Research Systems Inc.	0.17%	18	286.52	5,157
FCF	First Commonwealth Financial Corporation	0.56%	839	20.06	16,830
GS	The Goldman Sachs Group, Inc.	3.33%	113	882.59	99,733
HAPN	Happen Inc. *	0.49%	961	15.33	14,732
HIFS	Hingham Institution for Savings	0.17%	18	290.61	5,231
ISP IM	Intesa Sanpaolo SpA #	0.83%	3,675	6.79	24,970
NBHC	National Bank Holdings Corporation (Class A)	0.47%	370	38.18	14,127
NWG LN	Natwest Group Plc #	0.83%	2,950	8.46	24,969
CASH	Pathward Financial, Inc.	0.42%	173	72.09	12,472
PST IM	Poste Italiane SpA #	0.83%	933	26.77	24,980
PRG	PROG Holdings Inc.	0.34%	328	30.90	10,135
SEBA SS	Skandinaviska Enskilda Banken AB (Class A) #	0.83%	1,113	22.44	24,974
SWEDA SS	Swedbank AB (Class A) #	0.83%	627	39.81	24,960
TRV	The Travelers Companies, Inc.	4.70%	380	370.27	140,703
TFIN	Triumph Financial, Inc. *	0.42%	198	62.78	12,430
ZURN SW	Zurich Insurance Group AG #	0.83%	36	689.21	24,811
Health Care (7.70%):
ADUS	Addus HomeCare Corporation *	0.58%	153	114.26	17,482
ANAB	AnaptysBio, Inc. *	0.38%	249	46.21	11,506
ASTH	Astrana Health Inc. *	0.53%	446	35.87	15,998
CNMD	CONMED Corporation *	0.37%	247	45.11	11,142
DXCM	DexCom, Inc. *	0.17%	60	84.41	5,065
ILMN	Illumina, Inc. *	0.52%	59	264.57	15,610
INVA	Innoviva, Inc. *	0.43%	614	20.87	12,814
INSP	Inspire Medical Systems, Inc. *	0.55%	246	66.69	16,406
LMAT	LeMaitre Vascular, Inc.	0.51%	192	79.64	15,291
MCK	McKesson Corporation	0.93%	30	930.25	27,907
MTD	Mettler-Toledo International Inc. †*	0.26%	5	1,529.46	7,647
OMCL	Omnicell, Inc. *	0.45%	388	34.83	13,514
RIGL	Rigel Pharmaceuticals, Inc. *	0.25%	155	48.72	7,552
SAN FP	Sanofi #	0.83%	314	79.53	24,971
USPH	U.S. Physical Therapy, Inc.	0.35%	125	83.52	10,440
VCEL	Vericel Corporation *	0.59%	439	40.05	17,582
Industrials (5.30%):
BLBD	Blue Bird Corporation *	0.50%	265	56.19	14,890
CRAI	CRA International, Inc.	0.31%	52	177.56	9,233
EPAC	Enerpac Tool Group Corp.	0.50%	433	34.91	15,116
EXPD	Expeditors International of Washington, Inc.	0.10%	15	193.71	2,906
GEV	GE Vernova Inc.	1.03%	31	999.35	30,980
GHM	Graham Corporation *	0.28%	102	81.55	8,318
HCSG	Healthcare Services Group, Inc. *	0.40%	582	20.66	12,024
TILE	Interface, Inc.	0.57%	487	34.83	16,962
MATX	Matson, Inc.	0.17%	22	227.79	5,011
SHLS	Shoals Technologies Group, Inc. (Class A) *	0.40%	1,412	8.42	11,889
DG FP	Vinci S.A. #	0.83%	208	119.91	24,942
GWW	W.W. Grainger, Inc.	0.21%	5	1,268.67	6,343

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Schedule of Investments (cont’d.)

Target VIP Portfolio, 4th Quarter 2026 Series
FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

		Percentage	Number	Market	Cost of
Ticker Symbol and Name of Issuer of Securities (1)(3)		of Aggregate Offering Price	of Shares	Value per Share	Securities to the Trust (2)

Information Technology (37.19%):
ATEN	A10 Networks, Inc.	0.58%	623	$27.96	$17,419
AMD	Advanced Micro Devices, Inc. *	3.71%	179	620.68	111,102
AAPL	Apple Inc.	8.32%	732	340.42	249,188
AMAT	Applied Materials, Inc.	1.91%	112	509.57	57,071
ALAB	Astera Labs, Inc. *	0.17%	15	347.05	5,206
CRSR	Corsair Gaming, Inc. *	0.17%	382	13.09	5,000
DELL	Dell Technologies Inc. (Class C)	1.29%	67	574.55	38,495
FTNT	Fortinet, Inc. *	2.47%	391	189.10	73,939
HPE	Hewlett Packard Enterprise Company	0.34%	142	71.00	10,082
KLAC	KLA Corporation	0.29%	44	196.72	8,656
LRCX	Lam Research Corporation	1.91%	178	320.59	57,065
MRVL	Marvell Technology, Inc.	0.28%	30	274.66	8,240
MU	Micron Technology, Inc.	5.53%	160	1,035.84	165,735
NTAP	NetApp, Inc.	0.17%	22	231.05	5,083
NVDA	NVIDIA Corporation	4.16%	541	230.48	124,690
PD	PagerDuty, Inc. *	0.34%	638	15.80	10,080
QLYS	Qualys, Inc. *	0.17%	26	193.86	5,040
RNG	RingCentral, Inc. (Class A)	0.17%	64	78.35	5,014
CRM	Salesforce, Inc.	3.34%	439	227.80	100,004
SNDK	Sandisk Corporation *	0.27%	5	1,609.46	8,047
STX	Seagate Technology Holdings Plc †	0.21%	8	774.83	6,199
TER	Teradyne, Inc.	1.01%	76	398.72	30,302
UMC	United Microelectronics Corporation (ADR) †	0.21%	270	22.82	6,161
WDC	Western Digital Corporation	0.17%	13	393.31	5,113
Materials (1.15%):
ECVT	Ecovyst Inc. *	0.32%	931	10.21	9,506
RIO LN	Rio Tinto Plc #	0.83%	269	92.90	24,989
Utilities (0.83%):
ENEL IM	Enel SpA #	0.83%	2,543	9.82	24,971
	Total Investments	100.00%			$2,995,206

See “Notes to Schedules of Investments” on page 36.

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Schedule of Investments

Value Line® Target 25 Portfolio, 4th Quarter 2026 Series
FT 13255

At the Opening of Business on the Initial Date of Deposit—October 9, 2026

		Percentage
		of Aggregate	Number	Market	Cost of
Ticker Symbol and		Offering	of	Value per	Securities to
Name of Issuer of Securities (1) (3)		Price	Shares	Share	the Trust (2)

Common Stocks (100.00%):
Consumer Discretionary (3.03%):
ANF	Abercrombie & Fitch Co. (Class A) *	1.00%	37	$141.41	$5,232
EAT	Brinker International, Inc. *	1.02%	28	190.20	5,326
CROX	Crocs, Inc. *	1.01%	45	116.84	5,258
Energy (12.42%):
APA	APA Corporation	1.00%	115	45.47	5,229
DK	Delek US Holdings, Inc.	1.01%	69	76.60	5,285
DINO	HF Sinclair Corp.	1.02%	44	120.72	5,312
INSW	International Seaways, Inc. †	1.00%	43	121.82	5,238
MPC	Marathon Petroleum Corporation	2.57%	29	463.34	13,437
PBF	PBF Energy Inc.	1.01%	59	89.34	5,271
PSX	Phillips 66	2.26%	42	281.60	11,827
VLO	Valero Energy Corporation	2.55%	30	443.80	13,314
Health Care (1.01%):
ILMN	Illumina, Inc. *	1.01%	20	264.57	5,291
Industrials (1.00%):
MATX	Matson, Inc.	1.00%	23	227.79	5,239
Information Technology (82.54%):
AMD	Advanced Micro Devices, Inc. *	22.20%	187	620.68	116,067
AMAT	Applied Materials, Inc.	8.67%	89	509.57	45,352
CRSR	Corsair Gaming, Inc. *	1.00%	400	13.09	5,236
DELL	Dell Technologies Inc. (Class C)	7.80%	71	574.55	40,793
FTNT	Fortinet, Inc. *	2.93%	81	189.10	15,317
HPE	Hewlett Packard Enterprise Company	2.01%	148	71.00	10,508
LRCX	Lam Research Corporation	8.71%	142	320.59	45,524
MU	Micron Technology, Inc.	24.97%	126	1,035.84	130,516
NTAP	NetApp, Inc.	1.02%	23	231.05	5,314
QLYS	Qualys, Inc. *	1.00%	27	193.86	5,234
RNG	RingCentral, Inc. (Class A)	1.00%	67	78.35	5,250
UMC	United Microelectronics Corporation (ADR) †	1.23%	283	22.82	6,458
	Total Investments	100.00%			$522,828

See “Notes to Schedules of Investments” on page 36.

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NOTES TO SCHEDULES OF INVESTMENTS

(1)	All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on October 9, 2026. Such purchase contracts are expected to settle within two business days.
(2)	The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired—generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Sponsor at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The cost of Securities to a Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, “Fair Value Measurement,” each Trust’s investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor’s profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:
	Cost of Securities to Sponsor	Profit (Loss)
The Dow® Target Dividend Portfolio, 4th Quarter 2026 Series	$143,980	$1,174
S&P Dividend Aristocrats Target 25 Portfolio, 4th Quarter 2026 Series	164,473	149
S&P Target 24 Portfolio, 4th Quarter 2026 Series	571,413	2,261
S&P Target SMid 60 Portfolio, 4th Quarter 2026 Series	161,692	(72)
Target Diversified Dividend Portfolio, 4th Quarter 2026 Series	167,789	300
Target Focus Four Portfolio, 4th Quarter 2026 Series	1,200,130	(1,349)
Target Global Dividend Leaders Portfolio, 4th Quarter 2026 Series	163,683	(421)
Target Growth Portfolio, 4th Quarter 2026 Series	155,607	(391)
Target VIP Portfolio, 4th Quarter 2026 Series	3,005,754	(10,548)
Value Line® Target 25 Portfolio, 4th Quarter 2026 Series	528,297	(5,469)

(3)	Common stocks of companies headquartered or incorporated outside the United States comprise the approximate percentage of the investments of the Trusts as indicated:

The Dow® Target Dividend Portfolio, 4th Quarter 2026 Series, 5.00%
(consisting of Ireland, 5.00%).

S&P Dividend Aristocrats Target 25 Portfolio, 4th Quarter 2026 Series, 8.00%
(consisting of Switzerland, 4.00% and United Kingdom, 4.00%).

S&P Target 24 Portfolio, 4th Quarter 2026 Series, 1.60%
(consisting of Switzerland, 1.60%).

S&P Target SMid 60 Portfolio, 4th Quarter 2026 Series, 3.37%
(consisting of Bermuda, 2.26% and Ireland, 1.11%).

Target Diversified Dividend Portfolio, 4th Quarter 2026 Series, 24.98%
(consisting of Canada, 2.50%; Greece, 4.99%; Ireland, 7.50%; Israel, 2.49%; Monaco, 2.50% and United Kingdom, 5.00%).

Target Focus Four Portfolio, 4th Quarter 2026 Series, 13.17%
(consisting of Australia, 0.40%; Bermuda, 0.66%; Brazil, 0.80%; Canada, 1.20%; Colombia, 0.40%; France, 0.40%; Germany, 0.40%; Hong Kong, 0.40%; Ireland, 1.83%; Italy, 0.40%; Japan, 0.80%; Luxembourg, 0.40%; Marshall Islands, 0.31%; Norway, 0.40%; South Korea, 0.80%; Spain, 0.40%; Switzerland, 0.40%; Taiwan, 0.37% and United Kingdom, 2.40%).

Target Global Dividend Leaders Portfolio, 4th Quarter 2026 Series, 40.00%
(consisting of Argentina, 2.00%; Belgium, 2.00%; Brazil, 8.00%; Canada, 2.00%; Greece, 4.00%; Kazakhstan, 2.00%; Marshall Islands, 2.00%; Monaco, 2.00%; Peru, 2.00%; South Africa, 6.00%; South Korea, 2.00%; United Kingdom, 4.00% and Uruguay, 2.00%).

Target Growth Portfolio, 4th Quarter 2026 Series, 13.53%
(consisting of Cayman Islands, 3.34%; Ireland, 3.49%; The Netherlands, 3.31%; Sweden, 3.39%).

Target VIP Portfolio, 4th Quarter 2026 Series, 17.45%
(consisting of Denmark, 0.83%; France, 5.81%; Germany, 1.66%; Ireland, 0.21%; Italy, 2.49%; Marshall Islands, 0.17%; Norway, 0.83%; Sweden, 1.66%; Switzerland, 1.09%; Taiwan, 0.21% and United Kingdom, 2.49%).

Value Line® Target 25 Portfolio, 4th Quarter 2026 Series, 2.23%
(consisting of Marshall Islands, 1.00% and Taiwan, 1.23%).

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(4)	This Security represents the common stock of a Real Estate Investment Trust (“REIT”).
†	This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.
#	This Security represents the common stock of a foreign company which trades on a foreign securities exchange.
*	This Security represents a non-income producing security.

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The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the “Sponsor”), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 13255, consists of 10 separate portfolios set forth below:

• Dow® Target Dvd. 4Q ’26 - Term 1/7/28 (The Dow® Target Dividend Portfolio, 4th Quarter 2026 Series)
• S&P Dvd. Aristocrats Target 25 4Q ’26 - Term 1/7/28 (S&P Dividend Aristocrats Target 25 Portfolio, 4th Quarter 2026 Series)
• S&P Target 24 4Q ’26 - Term 1/7/28 (S&P Target 24 Portfolio, 4th Quarter 2026 Series)
• S&P Target SMid 60 4Q ’26 - Term 1/7/28 (S&P Target SMid 60 Portfolio, 4th Quarter 2026 Series)
• Target Divsd. Dvd. 4Q ’26 - Term 1/7/28 (Target Diversified Dividend Portfolio, 4th Quarter 2026 Series)
• Target Focus 4 4Q ’26 - Term 1/7/28 (Target Focus Four Portfolio, 4th Quarter 2026 Series)
• Target Global Dvd. Leaders 4Q ’26 - Term 1/7/28 (Target Global Dividend Leaders Portfolio, 4th Quarter 2026 Series)
• Target Growth 4Q ’26 - Term 1/7/28 (Target Growth Portfolio, 4th Quarter 2026 Series)
• Target VIP 4Q ’26 - Term 1/7/28 (Target VIP Portfolio, 4th Quarter 2026 Series)
• Value Line® Target 25 4Q ’26 - Term 1/7/28 (Value Line® Target 25 Portfolio, 4th Quarter 2026 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the “Indenture”) dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor, governs the operation of the Trusts.

You may get more specific details concerning the nature, structure and risks of this product in an “Information Supplement” by calling the Sponsor at 800–621–1675, dept. code 2.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units (“Units”).

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in “Schedule of Investments” for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the “1940 Act”). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in “Removing Securities from a Trust,” to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote the Securities and, except as described in “Removing Securities from a Trust,” will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

38

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities (“Replacement Securities”) we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

Portfolios

Objective.

Each Trust seeks above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted. Under normal circumstances, the Dow® Target Dividend Portfolio will invest at least 80% of its assets in dividend-paying securities included in the Dow Jones U.S. Select Dividend Index as of the Initial Date of Deposit. Under normal circumstances, the S&P Dividend Aristocrats Target 25 Portfolio will invest at least 80% of its assets in dividend-paying securities and at least 80% of its assets in securities included in the S&P 500® Dividend Aristocrats Index as of the Initial Date of Deposit. Under normal circumstances, the S&P Target 24 Portfolio will invest at least 80% of its assets in securities included in the S&P 500® Index as of the Initial Date of Deposit. Under normal circumstances, the S&P Target SMid 60 Portfolio will invest at least 80% of its assets in securities included in either the S&P MidCap 400® Index or the S&P SmallCap 600® Index as of the Initial Date of Deposit. Under normal circumstances, the Target Diversified Dividend Portfolio and Target Global Dividend Leaders Portfolio will invest at least 80% of their assets in dividend-paying securities. Under normal circumstances, the Target Global Dividend Leaders Portfolio will invest at least 40% of its assets in non-U.S. securities.

The Dow® Target Dividend Portfolio is concentrated (i.e., invest 25% or more of Trust assets) in common stocks of companies within the financials sector. The S&P Dividend Aristocrats Target 25 Portfolio is concentrated in common stocks of companies within the industrials sector. The S&P Target 24 Portfolio, the Target VIP Portfolio and the Value Line® Target 25 Portfolio are concentrated in common stocks of companies within the information technology sector. The Target Focus Four Portfolio is concentrated in common stocks of companies within each of the financial and information technology sectors.

Portfolio Selection Process.

The Dow® Target Dividend Portfolio

The Dow® Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones U.S. Select Dividend Indexsm with the best overall ranking on both the change in return on assets over the last 12 months and price to book as a means to seek to achieve its investment objective.

The Dow® Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones U.S. Select Dividend Indexsm as of two business days prior to the date of this prospectus (best [1] to worst [100]) by the following equally-weighted factors:

•	Change in return on assets over the last 12 months. An increase in return on assets is generally used as an indication of improving business fundamentals and would receive a higher ranking than a stock with a negative change in return on assets.
•	Price to book. A lower, but positive, price to book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall combined ranking on the two factors for The Dow® Target Dividend Strategy. In the event of a tie, the stock with the better price to book ratio is selected.

Companies which, as of the business day prior to the Initial Date of Deposit, Dow Jones has announced will be removed from the Dow Jones U.S. Select Dividend Indexsm, or that are likely to be removed, based on Dow Jones selection criteria, from the Dow Jones U.S. Select Dividend Indexsm within thirty days from the selection date, have been removed from the universe of securities from which The Dow® Target Dividend Strategy stocks are selected.

S&P Dividend Aristocrats Target 25 Portfolio

The S&P Dividend Aristocrats Target 25 Strategy invests in companies from the S&P 500® Dividend Aristocrats® Index. The index consists of companies from the S&P 500® Index that have increased dividends every year for the last 25 consecutive years. The S&P Dividend Aristocrats Target 25 Strategy stocks are determined as follows:

Step 1: We begin with all stocks contained in the S&P 500® Dividend Aristocrats® Index as of two business days prior to the date of this prospectus. Regulated investment companies, limited partnerships and business development companies are not eligible for selection.

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Step 2: We rank each stock on three equally-weighted factors:

•	Debt to equity. Compares a company’s long-term debt to their stockholder’s equity. Higher levels of this ratio are associated with higher risk, lower levels with lower risk.
•	Price to cash flow. Measures the cost of a company’s stock for every dollar of cash flow generated. A lower, but positive, ratio indicates investors are paying less for the cash flow generated which can be a sign of value.
•	Return on assets. Compares a company’s net income to its total assets. The ratio shows how efficiently a company generates net income from its assets.

Step 3: We rank each of the companies by their combined factor scores.

Step 4: We select an approximately equally-weighted portfolio of the best scoring 25 stocks with a maximum of seven stocks from any one of the major Global Industry Classification Standard (“GICS®”) market sectors. If more than seven stocks from any one of the major GICS® sectors are selected, these stocks are excluded and replaced with the next best scoring stocks which satisfy the criteria set forth above. In the event of a tie, the stock with the better return-on-assets ratio is selected.

S&P Target 24 Portfolio

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500® Index which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500® Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

•	Trailing four quarters’ return on assets, which is net income divided by average assets. Those stocks with high return on assets achieve better rankings;
•	Buyback yield, which measures the percentage decrease in common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings; and
•	Bullish interest indicator, which is measured over the trailing 12 months by subtracting the number of shares traded in months in which the stock price declined from the number of shares traded in months in which the stock price rose and dividing the resulting number by the total number of shares traded over the 12-month period. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector’s equivalent weighting among the eight sectors from which stocks are selected. However, no individual stock will comprise 25% or more of the S&P Target 24 Portfolio as of the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

S&P Target SMid 60 Portfolio

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and market sentiment. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor’s MidCap 400® Index (“S&P MidCap 400®”) and the Standard & Poor’s SmallCap 600® Index (“S&P SmallCap 600®”) as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price to book value and select the best quartile from each index—100 stocks from the S&P MidCap 400® and 150 stocks from the S&P SmallCap 600® with the lowest, but positive, price to book ratio.

Step 3: We rank each stock on three equally-weighted factors:

• Price to cash flow;

• 12-month change in return on assets; and

• 3-month price appreciation.

Step 4: We eliminate any regulated investment companies, limited partnerships, business development companies and any stock with a market capitalization of less than $250 million and with an average daily trading volume of less than $250,000.

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Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Step 6: The stocks selected from the S&P MidCap 400® are given approximately twice the weight of the stocks selected from the S&P SmallCap 600®, taking into consideration that only whole shares will be purchased.

Target Diversified Dividend Portfolio

The Target Diversified Dividend Strategy seeks above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

•	Minimum market capitalization of $250 million;
•	Minimum three-month average daily trading volume of $1.5 million; and

• Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts/ADRs, regulated investment companies and limited partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:

• Indicated dividend yield – 50%;

• Price to book – 25%; and

• Payout ratio – 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the major S&P GICS® market sectors with the highest combined ranking on the three factors. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the better price to book ratio is selected.

Target Focus Four Portfolio

The Target Focus Four Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies.

The composition of the Target Focus Four Portfolio on the Initial Date of Deposit is as follows:

•	Approximately 30% of the portfolio is composed of common stocks which comprise The Dow® Target Dividend Strategy;
•	Approximately 30% of the portfolio is composed of common stocks which comprise the S&P Target SMid 60 Strategy;
•	Approximately 30% of the portfolio is composed of common stocks which comprise the Value Line® Target 25 Strategy; and
•	Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE® International Target 25 Strategy.

The Securities which comprise The Dow® Target Dividend Strategy and the S&P Target SMid 60 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions “The Dow® Target Dividend Portfolio” and “S&P Target SMid 60 Portfolio,” respectively. The Securities which comprise the Value Line® Target 25 Strategy and the NYSE® International Target 25 Strategy were selected as follows:

Value Line® Target 25 Strategy.

The Value Line® Target 25 Strategy invests in 25 of the 100 stocks that Value Line® gives a #1 ranking for TimelinessTM which have recently exhibited certain positive financial attributes. Value Line® ranks 1,700 stocks which represent approximately 90% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for TimelinessTM, which measures Value Line’s view of their probable price performance during the next six to 12 months relative to the others. Value Line® bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line® Target 25 Strategy stocks are determined as follows:

Step 1: We start with the 100 stocks which Value Line®, as of two business days prior to the date of this prospectus, gives their #1 ranking for TimelinessTM and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 eligible stocks with the lowest sums for the Value Line® Target 25 Strategy. Stocks of financial companies, as defined by S&P’s GICS®, the stocks of companies whose shares are not listed on a U.S. securities exchange, and stocks of limited partnerships are not eligible for inclusion in the Value Line® Target 25 Strategy stocks. In the event of a tie, the stock with the greatest 6-month price appreciation is selected.

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The stocks which comprise the Value Line® Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line® Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

NYSE® International Target 25 Strategy.

The NYSE® International Target 25 Strategy provides investors with a way to strategically invest in foreign companies. The NYSE® International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100 Indexsm as of two business days prior to the date of this prospectus. The index consists of the 100 largest non-U.S. stocks trading on the NYSE.

Step 2: We rank each stock on two equally-weighted factors:

• Price to book; and

• Price to cash flow.

Lower, but positive, price to book and price to cash flow ratios are generally used as an indication of value.

Step 3: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 4: We purchase an approximately equally-weighted portfolio of the 25 eligible stocks with the best overall ranking on the two factors, taking into consideration that only whole shares will be purchased. In the event of a tie, the stock with the better price to book ratio is selected.

Target Global Dividend Leaders Portfolio

The Target Global Dividend Leaders Strategy stocks are determined based on these steps:

Step 1: We establish three distinct universes as of two business days prior to the Initial Date of Deposit which consist of the following:

•	Domestic equity – all U.S. stocks.
•	International equity – all foreign stocks that are listed on a U.S. securities exchange either directly or in the form of American Depositary Receipts/ADRs.
•	REITs – all U.S. REITs (including Mortgage REITs).

Step 2: Regulated investment companies and limited partnerships are excluded from all universes. REITs (including Mortgage REITs) are also excluded from the domestic and international equity universes.

Step 3: We select the stocks in each universe that meet the following criteria:

•	Market capitalization greater than $1 billion.
•	Three-month average daily trading volume greater than $1 million.
•	Current indicated dividend yield greater than twice that of the S&P 500® Index at the time of selection.

Step 4: We rank the selected stocks within each universe on three equally-weighted factors: price to cash flow; return on assets; and 3, 6 and 12-month price appreciation.

Step 5: We select the 20 stocks within each universe with the best overall combined rankings. The domestic and international equity universes are subject to a maximum of four stocks from any one of the major GICS® market sectors. The Financials and Real Estate sectors are combined for the sector limit purpose. If a universe has less than 20 eligible securities, all eligible securities are selected.

Step 6: The universes are approximately weighted as shown below. Stocks are approximately equally-weighted within their universe, taking into consideration that only whole shares will be purchased.

•	40% domestic equity.
•	40% international equity.
•	20% REITs.
Target Growth Portfolio

The Target Growth Strategy invests in stocks with large and/or mid market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

•	Minimum market capitalization of $6 billion;
•	Minimum three month average daily trading volume of $5 million; and

• Minimum stock price of $5.

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Step 2: We eliminate REITs, American Depositary Receipts/ADRs, regulated investment companies and limited partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three equally-weighted factors:

• Sustainable growth rate (a measurement of a company’s implied growth rate that can be funded with its internal capital; it is calculated by multiplying return on equity over the trailing 12 months by (1- payout ratio), where payout ratio is the trailing 12 months dividends per share divided by trailing 12 months earnings per share);

• Change in return on assets; and

• Recent 6-month price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the major GICS® market sectors. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the higher sustainable growth rate is selected.

Target VIP Portfolio

The Target VIP Portfolio invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

•	Approximately 1/6 of the portfolio is composed of common stocks which comprise The Dow® DART 5 Strategy;
•	Approximately 1/6 of the portfolio is composed of common stocks which comprise the European Target 20 Strategy;
•	Approximately 1/6 of the portfolio is composed of common stocks which comprise the Nasdaq® Target 15 Strategy;
•	Approximately 1/6 of the portfolio is composed of common stocks which comprise the S&P Target 24 Strategy;
•	Approximately 1/6 of the portfolio is composed of common stocks which comprise the Target Small-Cap Strategy; and
•	Approximately 1/6 of the portfolio is composed of common stocks which comprise the Value Line® Target 25 Strategy.

The Securities which comprise the S&P Target 24 Strategy and the Value Line® Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions “S&P Target 24 Portfolio” and “Target Focus Four Portfolio,” respectively. The Securities which comprise The Dow® DART 5 Strategy, the European Target 20 Strategy, the Nasdaq® Target 15 Strategy and the Target Small-Cap Strategy portions of the Trust were selected as follows:

The Dow® Dividend and Repurchase Target 5 Strategy.

The Dow® DART 5 Strategy selects a portfolio of DJIA® stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy’s investment objective. Buyback ratio is the ratio of a company’s shares of common stock outstanding 12 months prior to the date of this prospectus compared to a company’s shares outstanding as of the business day prior to the date of this prospectus.

The Dow® DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA® by the sum of their current indicated dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow® DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the European Target 20 Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy stocks are determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are domiciled in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by their current indicated dividend yield as of two business days prior to the date of this prospectus.

Step 2: We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target VIP Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

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Nasdaq® Target 15 Strategy.

The Nasdaq® Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index® stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq® Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index® as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by 6-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for Nasdaq® Target 15 Strategy. In the event of a tie, the stock with the higher 6-month price momentum is selected.

The stocks which comprise Nasdaq® Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of Nasdaq® Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. companies which trade on the NYSE, NYSE MKT (formerly the NYSE Amex) or Nasdaq, Inc. (excluding limited partnerships, American Depositary Receipts/ADRs, business development companies and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings (based on the trailing 12-month period) are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months and weight them on a market capitalization basis (highest to lowest) for the Target Small-Cap Strategy. If, as a result of the constraint in Step 5, fewer than 40 stocks are eligible for selection, additional stocks with the smallest appreciation above 75% in the last 12 months will be included to reach 40 stocks.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The stocks which comprise the Target Small-Cap Strategy are weighted by market capitalization.

Value Line® Target 25 Portfolio

The Securities which comprise the Value Line® Target 25 Strategy were chosen by applying the same selection criteria set forth above under the caption “Target Focus Four Portfolio.”

Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus are not eligible for inclusion in a Trust’s portfolio.

The Securities for each of the strategies were selected as of a strategy’s selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy’s selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under “Removing Securities from a Trust” have been excluded from the universe of securities from which each Trust’s Securities are selected.

While not a part of the Trusts’ portfolio selection processes, certain of the Trusts also invest in: depositary receipts, foreign-listed securities and companies headquartered or incorporated in emerging and/or developing markets.

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As with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See “Risk Factors” for a discussion of the risks of investing in a Trust.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Indexsm, S&P 500® Index, S&P 500® Dividend Aristocrats® Index, S&P MidCap 400® Index and S&P SmallCap 600® Index are products of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and have been licensed for use by First Trust Portfolios L.P. Standard & Poor’s®, S&P®, S&P 500®, S&P® Dividend Aristocrats®, S&P MidCap 400® and S&P SmallCap 600® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); DJIA®, The Dow®, Dow Jones®, Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Indexsm are trademarks of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by First Trust Portfolios L.P. The Trusts, in particular The Dow® Target Dividend Portfolio, S&P Dividend Aristocrats Target 25 Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Focus Four Portfolio and the Target VIP Portfolio are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such products nor do they have any liability for any errors, omissions, or interruptions of the Dow Jones Industrial Average and the S&P 500® Index. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of SPDJI.

“Value Line,” “The Value Line Investment Survey” and “Timeliness” are trademarks or registered trademarks of Value Line, Inc. and/or its affiliates (“Value Line”) that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target Focus Four Portfolio, Target VIP Portfolio and Value Line® Target 25 Portfolio are not sponsored, endorsed, recommended, sold or promoted by Value Line. Value Line makes no representation regarding the advisability of investing in a Trust. First Trust Portfolios L.P. and/or First Trust Advisors L.P. are not affiliated with any Value Line company.

“NYSE®” is a service/trade mark of ICE Data Indices, LLC or its affiliates and has been licensed, along with the NYSE® International 100 Index (“Index”) for use by First Trust Portfolios L.P. in connection with the Target Focus Four Portfolio (the “Product”). Neither First Trust Portfolios L.P. nor the Product, as applicable, is sponsored, endorsed, sold or promoted by ICE Data Indices, LLC, its affiliates or its Third Party Suppliers (“ICE Data and its Suppliers”). ICE Data and its Suppliers make no representations or warranties regarding the advisability of investing in securities generally, in the Product particularly, or the ability of the Index to track general market performance. Past performance of an Index is not an indicator of or a guarantee of future results. ICE DATA AND ITS SUPPLIERS DISCLAIM ANY AND ALL WARRANTIES AND REPRESENTATIONS, EXPRESS AND/OR IMPLIED, INCLUDING ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, INCLUDING THE INDICES, INDEX DATA AND ANY INFORMATION INCLUDED IN, RELATED TO, OR DERIVED THEREFROM (“INDEX DATA”). ICE DATA AND ITS SUPPLIERS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY WITH RESPECT TO THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDICES AND THE INDEX DATA, WHICH ARE PROVIDED ON AN “AS IS” BASIS AND YOUR USE IS AT YOUR OWN RISK.

The publishers of the DJIA®, the Dow Jones U.S. Select Dividend Indexsm, The Nasdaq-100 Index®, the Russell 3000® Index, S&P 500® Index, S&P 1000® Index, S&P MidCap 400® Index, S&P SmallCap 600® Index and the NYSE International 100 Indexsm are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust’s Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase, negatively impacting issuers.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won’t lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

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Four of the Securities in the S&P Target 24 Portfolio represent approximately 51.73% of the value of the Trust. Two of the Securities in the Value Line® Target 25 Portfolio represent approximately 47.17% of the value of the Trust. If these stocks decline in value you may lose a substantial portion of your investment.

Market Risk. Market risk is the risk that a particular security, or Units of the Trusts in general, may fall in value or underperform other investments. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. As a means to fight inflation, the Federal Reserve and certain foreign central banks have raised interest rates and may continue to do so. Potential future bank failures could result in disruption to the broader banking industry or markets generally and reduce confidence in financial institutions and the economy as a whole, which may also heighten market volatility and reduce liquidity. Additionally, challenges in commercial real estate markets, including declining valuations and elevated vacancies, could have a broader impact on financial markets. In addition, local, regional or global events such as war, acts of terrorism, natural disasters, spread of infectious diseases or other public health issues, recessions, political turbulence or other events could have a significant negative impact on the Trusts and their investments. The ongoing adversarial political climate in the United States, as well as political and diplomatic events both domestic and abroad, have had and may continue to have an adverse impact on the U.S. regulatory landscape, markets and investor behavior, which could have a negative impact on the Trusts’ investments and operations. The change in administration resulting from the 2024 United States national elections could result in significant impacts to international trade relations, tax and immigration policies, and other aspects of the national and international political and financial landscape, which could affect, among other things, inflation and the securities markets generally. Administrative actions against companies in certain industries, such as the defense industry, prohibiting them from paying dividends or engaging in stock buybacks, may negatively impact the performance of such companies and the Trusts’ investments. Ongoing armed conflicts between Russia and Ukraine in Europe and among the United States, Israel, Iran, Hamas, Hezbollah and other militant groups in the Middle East, have caused and could continue to cause significant market disruptions and volatility within the markets in Russia, Europe, the Middle East, the United States, and other nations. Such events may also disrupt global trade and supply chains, increase sanctions and other governmental actions, and contribute to volatility in oil and natural gas markets. The hostilities and sanctions resulting from those hostilities could have a significant impact on certain Trust investments as well as Trust performance. The economies of the United States and its trading partners, as well as the financial markets generally, may be adversely impacted by trade disputes, including the imposition of tariffs, and other matters. A public health crisis, and the ensuing policies enacted by governments and central banks in response, could cause significant volatility and uncertainty in global financial markets, negatively impacting global growth prospects. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Advancements in technology may also adversely impact markets and the overall performance of a Trust. For instance, the economy may be significantly impacted by the advanced development and increased regulation of artificial intelligence. Additionally, cybersecurity breaches of both government and non-government entities could have negative impacts on infrastructure and the ability of such entities, including the Trusts, to operate properly. Such events could adversely affect the prices and liquidity of a Trust’s portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of a Trust’s Units and result in increased market volatility.

Dividends. Common stocks may pay dividends, but there is no guarantee that the issuers of the common stocks will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

Concentration Risk. When 25% or more of a trust’s portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.

The Dow® Target Dividend Portfolio is concentrated in common stocks of companies within the financials sector. The S&P Dividend Aristocrats Target 25 Portfolio is concentrated in common stocks of companies within the industrials sector. The S&P Target 24 Portfolio, the Target VIP Portfolio and the Value Line® Target 25 Portfolio are concentrated in common stocks of companies within the information technology sector. The Target Focus Four Portfolio is concentrated in common stocks of companies within each of the financial and information technology sectors.

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Financials. Financial companies, such as retail and commercial banks, insurance companies and financial services companies, are subject to extensive governmental regulation and intervention, which may adversely affect the scope of their activities, the prices they can charge, the amount and types of capital they must maintain and, potentially, their size. Governmental regulation may change frequently and may have significant adverse consequences for financial companies, including effects not intended by such regulation. The impact of more stringent capital requirements, or recent or future regulation in various countries, on any individual financial company or on financial companies as a whole cannot be predicted. Certain risks may impact the value of investments in financial companies more severely than those of investments in other issuers, including the risks associated with companies that operate with substantial financial leverage. Financial companies may also be adversely affected by volatility in interest rates, decreases in the availability of money or asset valuations, credit rating downgrades and adverse conditions in other related markets. Insurance companies in particular may be subject to severe price competition and/or rate regulation, which may have an adverse impact on their profitability. Financial companies are also a target for cyber-attacks and may experience technology malfunctions and disruptions as a result.

In addition, general economic conditions are important to the operations of financial companies. Deteriorating economic fundamentals may increase the risk of default or insolvency of particular financial institutions, negatively impact market value, cause credit spreads to widen, and reduce bank balance sheets. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities may have an adverse effect on the profitability of financial companies. While financial companies such as banks tend to increase reserves in anticipation of economic stress, there can be no assurance that such reserves will be sufficient to cover rising default rates. Financial companies may be highly dependent upon access to capital markets, and any impediments to such access, such as adverse overall economic conditions or a negative perception in the capital markets of a company’s financial condition or prospects, could adversely affect its business. For example, any failure of a bank can result in disruption to the broader banking industry or markets generally, which may also heighten market volatility and reduce liquidity. Some financial companies may also be required to accept or borrow significant amounts of capital from government sources. There is no guarantee that governments will provide any such relief in the future and no certainty that such relief will mitigate the effects of any failure of a financial institution on the economy or otherwise strengthen public confidence in financial institutions. These actions may cause the securities of many companies in the financials sector to decline in value.

Industrials. General risks of industrial companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and e-commerce initiatives.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, changes in aircraft-leasing contracts and cutbacks in profitable business travel. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for auto and truck makers and their suppliers.

Information Technology. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price to earnings ratios with little or no earnings histories.

REITs. REITs are financial vehicles that pool investors’ capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs. Certain of the REITs may also be mortgage real estate investment trusts (“Mortgage REITs”). Mortgage REITs are companies that provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. Mortgage REITs are also subject to many of the same risks associated with investments in other REITs and to real estate market conditions.

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Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust’s strategy. No representation is made that the Trusts will or are likely to achieve the hypothetical performance shown. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Foreign Securities. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

The purchase and sale of the foreign Securities, other than foreign Securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Because foreign securities exchanges may be open on different days than the days during which investors may purchase or redeem Units, the value of a Trust’s Securities may change on days when investors are not able to purchase or redeem Units. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Target VIP Portfolio is maintained by one or more eligible foreign custodians or global custody and clearing institutions, each of which has entered into a sub-custodian relationship with the Trustee. In the event the Trustee informs the Sponsor of any material change in the custody risks associated with maintaining assets with any of the entities listed above, the Sponsor will instruct the Trustee to take such action as the Sponsor deems appropriate to minimize such risk.

Depositary Receipts Risk. Depositary receipts (which may include American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs, New York Registry Shares, and/or similarly structured securities) are securities issued by a bank or trust company reflecting ownership of underlying securities issued by a foreign company. Depositary receipts may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts. Moreover, depositary receipts may be “sponsored” or “unsponsored.” Sponsored depositary receipts are established jointly by a depositary and the underlying issuer, whereas unsponsored depositary receipts may be established by a depositary without participation by the underlying issuer. Holders of unsponsored depositary receipts generally bear all the costs associated with establishing the unsponsored depositary receipts. In addition, the issuers of the securities underlying unsponsored depositary receipts are not obligated to disclose material information in the U.S. and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the depositary receipts.

Emerging and Developing Markets. Risks of investing in emerging and developing countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, less information about emerging and developing market companies is publicly available due to differences in regulatory, accounting, audit and financial recordkeeping standards and information that is available may be unreliable or outdated. Moreover, the rights and remedies associated with emerging and developing market investment securities may be different than those available for investments in more developed markets. Furthermore, emerging and developing market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging and developing markets are often considered speculative.

48

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. As the value of Units of a Trust will vary with fluctuations in both the value of the underlying Securities as well as foreign exchange rates, an increase in the value of the Securities could be more than offset by a decrease in value of the foreign currencies in which they are denominated against the U.S. dollar, resulting in a decrease in value of the Units. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Sponsor will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Sponsor may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar increases in value relative to the value of the currency in which the Securities trade. In addition, the value of dividends received in foreign currencies will decline in value in terms of U.S. dollars if the U.S. dollar increases in value relative to the value of the currency in which the dividend was paid prior to the time in which the dividend is converted to U.S. dollars.

Small and/or Mid Capitalization Companies. Investing in stocks of small and/or mid capitalization companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Large Capitalization Companies. The return on investment in stocks of large capitalization companies may be less than the return on investment in stocks of small and/or mid capitalization companies. Large capitalization companies may also grow at a slower rate than the overall market.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trusts have become more susceptible to potential operational, information security and related risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Trusts to lose proprietary information, suffer data corruption or lose operational capacity, any of which could result in a material adverse effect on the Trusts or their Unit holders. Such events could cause the Sponsor of the Trusts to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trusts through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of service attacks through efforts to make network services unavailable to intended users. Emerging threats like ransomware or zero-day exploits could also cause disruptions to Trust operations. In addition, cybersecurity breaches of the Trusts’ third-party service providers, or issuers in which the Trusts invest, can also subject the Trusts to many of the same risks associated with direct cybersecurity breaches. Further, errors, misconduct, or compromise of accounts of employees of the Sponsor, Portfolio Supervisor or the Trusts’ third-party service providers can also create material cybersecurity risks. The Sponsor of, and third-party service provider to, the Trusts have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the Trusts do not directly control the cybersecurity systems of issuers or third-party service providers. Cybersecurity incidents may also trigger Trust obligations under data privacy laws, potentially increasing notification and compliance burdens. Cybersecurity incidents affecting issuers in whose securities the Trusts invest may also have a negative impact on the value of the securities of such issuers, and in turn, the value of the Trusts.

Operational Risk. The Trusts are subject to risks arising from various operational factors, including, but not limited to, human error, processing and communication errors, errors of the Trusts’ service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. These errors or failures may adversely affect a Trust’s operations, including its ability to execute its investment process, calculate or disseminate its NAV in a timely manner, and process purchases or redemptions. The Trusts rely on third-parties for a range of services. Any delay or failure relating to engaging or maintaining such service providers may affect a Trust’s ability to meet its investment objective. Although the Trusts seek to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

49

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

Backtested Hypothetical Performance Information

The following tables compare the hypothetical performance information for the identical strategies employed by each Trust and the actual performances of the Dow Jones U.S. Select Dividend Indexsm, Russell 3000® Index, S&P 500® Index, S&P 1000® Index and the MSCI All Country World Index in each of the full years listed below (and as of the most recent month). The Trusts did not achieve the performance shown.

These hypothetical returns should not be used to predict or guarantee future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

•	Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.
•	Strategy returns are for calendar years (and through the most recent month), while the Trusts begin and end on various dates.
•	Trusts have a maturity longer than one year.
•	Trusts may not be fully invested at all times or equally-weighted in each of the strategies or the stocks comprising their respective strategy or strategies.
•	Extraordinary market events that are not expected to be repeated and which may have affected performance.
•	Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.
•	Cash flows (receipt/investment of).
•	For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust’s strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

Dow Jones U.S. Select Dividend Indexsm. The Dow Jones U.S. Select Dividend Indexsm consists of 100 dividend-paying stocks, weighted by their indicated annualized yield. Eligible stocks are selected from a -universe of all dividend-paying companies in the Dow Jones U.S. Total Market Indexsm that have a non-negative historical five-year dividend-per-share growth rate, a five-year average dividend to earnings-per-share ratio of less than or equal to 60% and a three-month average daily trading volume of 200,000 shares.

Russell 3000® Index. The Russell 3000® Index offers investors access to the broad U.S. equity universe representing approximately 98% of the U.S. market. The Russell 3000® Index is constructed to provide a comprehensive, unbiased and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected.

S&P 500® Index. The S&P 500® Index consists of stocks of 500 issuers chosen by Standard and Poor’s to be representative of the leaders of various industries.

S&P 1000® Index. The S&P 1000® Index is a combination of the S&P MidCap 400® (the most widely used index for mid-size companies) and the S&P SmallCap 600® (an index of 600 U.S. small-cap companies), where the S&P MidCap 400® represents approximately 70% of the index and S&P SmallCap 600® represents approximately 30% of the index).

MSCI All Country World Index. The MSCI All Country World Index is an unmanaged free float-adjusted market capitalization weighted index designed to measure the equity market performance of developed and emerging markets. The index cannot be purchased directly by investors.

The indexes are unmanaged, not subject to fees and not available for direct investment.

50

COMPARISON OF HYPOTHETICAL TOTAL RETURN(2) (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.) Hypothetical Strategy Total Returns(1)(3)
Year	The Dow® Target Dividend Strategy	S&P Dividend Aristocrats Target 25 Strategy	S&P Target 24 Strategy	S&P Target SMid 60 Strategy	Target Diversified Dividend Strategy	Target Focus Four Strategy
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986			19.60%
1987			1.97%
1988			4.55%
1989			22.60%
1990			6.70%
1991			40.63%
1992	29.81%		–1.53%
1993	18.03%		8.30%
1994	–8.69%		5.06%
1995	46.67%		39.26%	25.20%	28.09%
1996	15.96%		31.55%	13.08%	14.91%	27.55%
1997	40.37%		30.34%	41.93%	25.90%	36.93%
1998	2.82%		40.09%	4.75%	12.89%	30.75%
1999	–6.80%		41.41%	23.73%	17.47%	44.80%
2000	25.64%	6.85%	4.09%	13.91%	19.75%	9.43%
2001	40.43%	16.05%	–10.80%	31.86%	29.55%	19.93%
2002	–0.96%	–10.19%	–19.02%	–5.40%	–10.45%	–11.26%
2003	31.86%	19.76%	23.41%	45.15%	46.97%	38.51%
2004	18.71%	17.19%	13.81%	23.37%	20.46%	21.34%
2005	2.10%	3.63%	3.89%	2.94%	1.91%	8.66%
2006	17.43%	18.01%	1.67%	19.56%	15.35%	13.98%
2007	0.91%	5.24%	3.42%	–9.78%	–3.92%	6.75%
2008	–39.63%	–22.21%	–29.21%	–37.76%	–37.10%	–43.51%
2009	14.05%	21.73%	12.35%	59.74%	40.71%	26.98%
2010	15.54%	16.90%	18.38%	14.94%	20.14%	17.64%
2011	5.42%	8.44%	7.14%	–8.93%	3.08%	–11.77%
2012	4.77%	12.46%	8.20%	20.25%	10.70%	12.46%
2013	28.53%	33.44%	42.54%	37.24%	31.54%	31.16%
2014	12.66%	11.55%	7.27%	–0.41%	5.11%	5.59%
2015	–6.19%	–2.87%	2.26%	–9.02%	–13.08%	–8.65%
2016	22.84%	13.34%	0.84%	30.60%	15.79%	18.66%
2017	6.90%	16.65%	19.55%	–0.24%	6.56%	5.48%
2018	–11.50%	–9.06%	–1.25%	–23.86%	–12.43%	–13.29%
2019	8.81%	28.57%	34.14%	3.07%	25.95%	7.11%
2020	–14.31%	2.08%	29.53%	–22.95%	–6.17%	–1.69%
2021	28.12%	28.85%	32.05%	48.84%	24.84%	37.53%
2022	–4.50%	–9.83%	–19.72%	–13.20%	–2.95%	–15.68%
2023	–1.96%	7.44%	25.94%	29.98%	18.78%	13.32%
2024	14.42%	3.11%	16.28%	10.85%	–1.51%	25.78%
2025	6.45%	5.68%	9.38%	9.76%	13.97%	20.12%
2026	13.60%	9.45%	32.56%	4.37%	20.38%	24.85%
(thru 9/30)

51

COMPARISON OF HYPOTHETICAL TOTAL RETURN(2) (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.) Hypothetical Strategy Total Returns(1)(3)
Year	Target Global Dividend Leaders Strategy	Target Growth Strategy	Target VIP Strategy	Value Line® Target 25 Strategy
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985				33.33%
1986				20.23%
1987				16.94%
1988				–9.38%
1989				48.19%
1990			0.11%	3.15%
1991			57.06%	83.78%
1992			4.09%	–2.62%
1993			22.04%	25.06%
1994			2.04%	12.18%
1995		30.86%	42.87%	52.19%
1996		24.90%	38.64%	54.23%
1997		41.04%	25.79%	33.91%
1998	2.69%	37.08%	51.22%	91.03%
1999	12.50%	33.71%	48.77%	111.27%
2000	4.73%	8.32%	–4.53%	–10.38%
2001	7.02%	–4.26%	–11.31%	–0.09%
2002	–7.52%	–10.84%	–21.34%	–23.89%
2003	48.19%	33.93%	34.72%	39.33%
2004	24.61%	16.66%	13.02%	21.81%
2005	11.71%	17.04%	6.73%	19.73%
2006	29.59%	16.77%	11.83%	0.70%
2007	22.21%	19.88%	9.22%	23.58%
2008	–30.10%	–52.55%	–45.93%	–51.41%
2009	53.40%	18.13%	11.99%	3.15%
2010	20.23%	17.08%	18.26%	28.61%
2011	0.38%	–12.57%	–2.08%	–29.26%
2012	12.79%	5.73%	12.21%	14.22%
2013	25.28%	37.07%	36.11%	34.00%
2014	3.16%	6.24%	6.11%	9.98%
2015	–12.35%	8.18%	–4.48%	–9.42%
2016	14.93%	–1.93%	8.22%	5.34%
2017	7.42%	35.22%	19.88%	7.53%
2018	–13.15%	–18.07%	–7.59%	–3.99%
2019	14.51%	33.21%	18.84%	8.68%
2020	–3.44%	22.66%	11.61%	37.34%
2021	21.71%	9.84%	29.48%	41.57%
2022	–5.74%	–21.17%	–16.83%	–34.28%
2023	17.54%	21.44%	12.11%	8.50%
2024	–1.91%	41.17%	26.45%	58.66%
2025	7.15%	10.98%	27.86%	33.80%
2026	17.21%	16.28%	26.12%	56.86%
(thru 9/30)

52

COMPARISON OF HYPOTHETICAL TOTAL RETURN(2) Index Total Returns(3)
Year	Dow Jones U.S. Select Dividend Indexsm	S&P 500® Index	S&P 1000® Index	Russell 3000® Index	MSCI All Country World Index
1972		19.00%
1973		–14.69%
1974		–26.47%
1975		37.23%
1976		23.93%
1977		–7.16%
1978		6.57%
1979		18.61%
1980		32.50%
1981		–4.92%
1982		21.55%
1983		22.56%
1984		6.27%
1985		31.72%
1986		18.67%
1987		5.25%
1988		16.56%
1989		31.62%
1990		–3.19%
1991		30.33%
1992	22.65%	7.61%
1993	14.59%	10.04%
1994	–0.19%	1.30%
1995	42.80%	37.50%	30.69%	36.57%
1996	25.08%	22.89%	19.85%	21.63%
1997	37.83%	33.31%	30.26%	31.67%
1998	4.33%	28.55%	13.20%	24.11%	21.97%
1999	–4.08%	21.03%	14.11%	20.96%	26.82%
2000	24.86%	–9.10%	15.86%	–7.30%	–13.94%
2001	13.09%	–11.88%	1.45%	–11.43%	–15.91%
2002	–3.94%	–22.09%	–14.54%	–21.53%	–18.98%
2003	30.16%	28.65%	36.61%	31.02%	34.63%
2004	18.14%	10.87%	18.39%	11.93%	15.75%
2005	3.79%	4.90%	10.93%	6.10%	11.37%
2006	19.54%	15.76%	11.89%	15.67%	21.53%
2007	–5.16%	5.56%	5.18%	5.16%	12.18%
2008	–30.97%	–36.99%	–34.67%	–37.32%	–41.85%
2009	11.13%	26.46%	33.48%	28.29%	35.41%
2010	18.32%	15.08%	26.55%	16.93%	13.21%
2011	12.42%	2.08%	–0.92%	1.00%	–6.86%
2012	10.84%	15.98%	17.40%	16.41%	16.80%
2013	29.06%	32.36%	35.87%	33.55%	23.44%
2014	15.36%	13.65%	8.54%	12.53%	4.71%
2015	–1.64%	1.38%	–2.11%	0.48%	–1.84%
2016	21.98%	11.93%	22.49%	12.70%	8.48%
2017	15.44%	21.80%	15.33%	21.10%	24.62%
2018	–5.94%	–4.39%	–10.30%	–5.24%	–8.93%
2019	23.11%	31.45%	25.14%	30.99%	27.30%
2020	–4.56%	18.39%	12.98%	20.88%	16.82%
2021	32.25%	28.67%	25.35%	25.63%	19.04%
2022	2.31%	–18.12%	–13.98%	–19.21%	–17.96%
2023	1.53%	26.24%	16.35%	25.91%	22.81%
2024	16.62%	24.98%	12.34%	23.78%	18.02%
2025	12.12%	17.84%	7.04%	17.11%	22.87%
2026	10.63%	12.72%	11.23%	12.41%	13.37%
(thru 9/30)

See “Notes to Comparison of Hypothetical Total Return” on page 54.

53

NOTES TO COMPARISON OF HYPOTHETICAL TOTAL RETURN

(1)	The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).
(2)	Hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested in the same manner as the corresponding Trust (monthly or semi-annually) for the hypothetical Strategy returns and monthly in the case of Index returns (except for the S&P 1000® Index, which assumes daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the “Fee Table,” but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. If a security which is selected by a Strategy is merged out of existence, delisted or suffers a similar fate during the period in which such hypothetical Strategy performance is being measured, such security will not be replaced by another security during that period and the return of such security will not be annualized in the calculation of the hypothetical returns. Based on the year-by-year hypothetical returns contained in the above tables, over the full years listed above, the following table shows the average total return of each hypothetical Strategy compared to its corresponding index.

Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the Strategy designed with the full benefit of hindsight.

(3)	Source of Index Total Returns: Bloomberg L.P. Source of Hypothetical Strategy Total Returns: CapIQ and Compustat, as confirmed by Bloomberg L.P. and FactSet.

HYPOTHETICAL COMPARISON OF AVERAGE ANNUAL RETURN FOR PERIODS ENDING DECEMBER 31, 2025
Hypothetical Strategy Average Annual Return					Index Average Annual Return
Strategy	1 Year	5 Year	10 Year	Since Inception	Corresponding Index	1 Year	5 Year	10 Year	Since Inception
The Dow® Target Dividend	6.45%	7.88%	4.70%	9.21%	Dow Jones U.S. Select Dividend Indexsm	12.12%	12.43%	10.83%	11.40%
					S&P 500® Index (12/31/91 – 12/31/25)	17.84%	14.39%	14.79%	10.69%
S&P Dividend Aristocrats Target 25	5.68%	6.35%	7.94%	8.54%	S&P 500® Index (12/31/99 – 12/31/25)	17.84%	14.39%	14.79%	8.06%
S&P Target 24	9.38%	11.17%	13.39%	11.78%	S&P 500® Index (12/31/85 – 12/31/25)	17.84%	14.39%	14.79%	11.45%
S&P Target SMid 60	9.76%	15.36%	4.88%	9.86%	S&P 1000® Index	7.04%	8.57%	10.45%	11.35%
Target Diversified Dividend	13.97%	10.07%	7.51%	10.24%	Russell 3000® Index	17.11%	13.12%	14.26%	10.99%
Target Focus Four	20.12%	14.70%	8.54%	10.60%	S&P 500® Index (12/31/95 – 12/31/25)	17.84%	14.39%	14.79%	10.34%
Target Global Dividend Leaders	7.15%	7.22%	5.33%	8.89%	MSCI All Country World Index	22.87%	11.70%	12.28%	7.90%
Target Growth	10.98%	10.50%	11.33%	11.34%	S&P 500® Index (12/31/94 – 12/31/25)	17.84%	14.39%	14.79%	11.13%
Target VIP	27.86%	14.32%	11.99%	11.53%	S&P 500® Index (12/31/89 – 12/31/25)	17.84%	14.39%	14.79%	10.78%
Value Line® Target 25	33.80%	16.47%	13.28%	15.32%	S&P 500® Index (12/31/84 – 12/31/25)	17.84%	14.39%	14.79%	11.90%

Past performance is no guarantee of future results.

54

Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

•	The aggregate underlying value of the Securities;
•	The amount of any cash in the Income and Capital Accounts;
•	Dividends receivable on Securities; and
•	The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under “Summary of Essential Information” due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until one business day following your order (the “date of settlement”), you may pay before then. You will become the owner of Units (“Record Owner”) on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust’s organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, licensing fees required for the establishment of certain of the Trusts under licensing agreements which provide for full payment of the licensing fees not later than the conclusion of the organization expense period, the initial audit of each Trust’s statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust’s organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in “Notes to Statements of Net Assets,” this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge of 1.85% per Unit is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 1.85% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.185 per Unit). On the Initial Date of Deposit, and any other day the Public Offering Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 per Unit and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.045 per Unit will be deducted from a Trust’s assets on approximately the twentieth day of each month from January 20, 2027 through March 19, 2027. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.35% of the Public Offering Price.

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Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See “Expenses and Charges” for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 1.85% per Unit and the maximum dealer concession is 1.25% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer (a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive “wrap fee” or similar fee for these or comparable services (“Fee Accounts”), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of a Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts. However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Sponsor will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term “business day” as used in this prospectus shall mean any day on which the NYSE is open. For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trusts will be determined as follows: if the Securities are listed on a national or foreign securities exchange or Nasdaq, Inc., their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore (“Primary Exchange”), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Sponsor deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Sponsor, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Sponsor will determine the value of the Securities using the best information available to the Sponsor, which may include the prior day’s evaluated price. If the Security is an American Depositary Receipt/ADR, Global Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Sponsor deems appropriate. For purposes of valuing Securities traded on Nasdaq, Inc., closing sale price shall mean the Nasdaq® Official Closing Price as determined by Nasdaq, Inc. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Sponsor deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Sponsor deems such prices inappropriate as a basis for evaluation). If the Sponsor deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Sponsor shall use such other information available to the Sponsor which it deems appropriate as the basis for determining the value of a Security.

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After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 1.25% of the Public Offering Price per Unit, subject to reductions set forth in “Public Offering—Discounts for Certain Persons.”

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales (in millions)	Additional Concession
$25 but less than $100	0.035%
$100 but less than $150	0.050%
$150 but less than $250	0.075%
$250 but less than $1,000	0.100%
$1,000 but less than $5,000	0.125%
$5,000 but less than $7,500	0.150%
$7,500 or more	0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

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Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary’s personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor’s products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as “revenue sharing,” create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including these Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust’s future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

The Sponsor’s Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit less any reduction as stated in “Public Offering.” We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of “Notes to Schedules of Investments”). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

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The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except fees to value Trust Securities and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. If you wish to dispose of your Units, you should ask us for the current market prices before making a tender for redemption to the Trustee. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

Expenses and Charges

The estimated annual expenses of each Trust are listed under “Fee Table.” If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and will be compensated for providing portfolio supervisory services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will be compensated for providing evaluation services and we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. Each Trust will pay for such services at standard commission rates.

The fees payable to the Sponsor, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders’ approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The “creation and development fee” is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust’s assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust’s operating expenses and those fees described above, the Trusts may also incur the following charges:

•	All legal expenses of the Trustee according to its responsibilities under the Indenture;
•	The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests (i.e., participating in litigation concerning a portfolio security) and the costs of indemnifying the Trustee;
•	Fees for any extraordinary services the Trustee performed under the Indenture;
•	Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;
•	Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

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•	Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or
•	All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee’s annual fee are secured by a lien on the Trusts. In addition, if there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See “Tax Status.”

Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of a Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service (“IRS”) could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Grantor Trusts.

The following discussion pertains to The Dow® Target Dividend Portfolio, S&P Target 24 Portfolio and Value Line® Target 25 Portfolio, which are considered grantor trusts under federal tax laws.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the “Income and Capital Distributions” section of the prospectus for more information.

The Trusts intend to qualify as grantor trusts under the federal tax laws. If a Trust qualifies as a grantor trust, such Trust will not be taxed as a corporation for federal income tax purposes and will not pay federal income taxes. For federal income tax purposes, in grantor trusts you are deemed to own a pro rata portion of the underlying assets of a Trust directly, and as such you will be considered to have received a pro rata share of income. All taxability issues are taken into account at the Unit holder level.

Income from the Trusts.

Income realized by a Trust passes through and is treated as income of the Unit holders. Income is reported without any deduction for expenses. Expenses are separately reported. Generally, the income paid to Unit holders is net the expenses of a Trust, but the income reportable by Unit holders is gross the expenses of such Trust.

You may be required to recognize income for federal income tax purposes in one year even if you do not receive a corresponding distribution from a Trust, or do not receive the corresponding distribution from such Trust until a later year. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Some income from a Trust’s assets may have been received as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. Income from a Trust’s assets (including capital gain income) may also be subject to a “Medicare tax” if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.

Ordinary income dividends paid on certain stock held by a Trust are generally taxed at the same rates that apply to long-term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income (“QDI”) received by the Trust itself. Ordinary income dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, each Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction on qualifying dividends received by a Trust from certain corporations.

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Sale of Units.

If you sell your Units (whether to a third party or to your Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Trust’s assets from the amount you receive from the sale. You can generally determine your original tax basis in each Trust’s assets by apportioning the cost of your Units, including sales charges, among the Trust assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to use information provided by the Trustee to adjust your tax basis after you acquire your Units (for example, in the case of certain corporate events affecting an issuer, such as stock splits or mergers, or in the case of certain dividends that exceed a corporation’s accumulated earnings and profits).

The tax statement you receive may contain information to allow you to calculate and adjust your basis in a Trust’s assets and determine whether any gain or loss recognized by you should be considered long-term capital gain, short-term capital gain or return of capital. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Under the wash sale rules, all or a portion of any loss you may recognize on a disposition of your Units or on a disposition of assets by a Trust may be disallowed if you purchase stocks or other assets that are the same as or substantially identical to any of the assets held directly or indirectly through such Trust within 30 days of the disposition.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust’s income, even if some of that income is used to pay Trust expenses. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company (“PFIC”) if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If a Trust purchases shares in PFICs, you may be subject to U.S. federal income tax on a portion of certain distributions from the PFICs or on gains from the disposition of such PFIC shares at tax rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the form of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFICs in your taxable income even if not distributed to a Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFICs, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Financial Accounts.

A Trust may directly or indirectly hold financial accounts outside of the United States. You may have certain reporting obligations to the United States Treasury Department under its rules relating to the reporting of foreign bank and financial accounts (commonly known as “FBAR”). You should consult with your tax advisor as to any reporting obligations that you may have as a result of your investment in a Trust.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from a Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends, short-term capital gains dividends, and distributions that are attributable to exempt-interest income or certain other interest income, may not be subject to U.S. withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution and some excluded income may be taken into consideration for alternative minimum tax purposes.

Separately, the United States, pursuant to the Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% tax on certain non-U.S. entities that receive U.S. source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax also currently applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

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It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If a Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes such Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. A Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in “Redeeming Your Units,” you may request an In-Kind Distribution of a Trust’s assets when you redeem your Units at any time prior to 30 business days before the Trust’s Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. You will not recognize gain or loss if you only receive whole Trust assets in exchange for the identical amount of your pro rata portion of the same Trust assets held by your Trust. However, if you also receive cash in exchange for a Trust asset or a fractional portion of a Trust asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust asset or fractional portion.

Rollovers.

If you elect to have your proceeds from a Trust rolled over into a future series of such Trust, the exchange would generally be considered a sale for federal income tax purposes. Under the wash sale rules, if the series into which you roll your proceeds holds the same or substantially identical assets, any loss you recognize on the rollover will be disallowed.

State and Local Taxes.

Based on the advice of Carter Ledyard & Milburn, LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

Regulated Investment Company Trusts.

The following discussion pertains to the S&P Dividend Aristocrats Target 25 Portfolio, the S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio and Target VIP Portfolio, each of which intends to qualify as a “regulated investment company,” commonly called a “RIC,” under federal tax laws.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the “Income and Capital Distributions” section of the prospectus for more information.

Each Trust intends to qualify as a “regulated investment company,” commonly known as a “RIC,” under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, such Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by a Trust.

Income from the Trusts.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates a Trust’s distributions into ordinary income dividends, capital gain dividends and return of capital. Income reported is generally net of expenses (but see “Treatment of Trust Expenses” below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however, certain dividends received from a Trust may be taxed at the capital gains tax rates. Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. In addition, a Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your Units. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Some distributions from a Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. However, capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to equity interests in REITs) is taxed at a higher rate. The distributions from a Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any. Distributions from a Trust, including capital gains, may also be subject to a “Medicare tax” if your adjusted gross income exceeds certain threshold amounts.

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Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from RICs such as the Trusts are generally taxed at the same rates that apply to long-term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income (“QDI”) received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, each Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction with respect to certain ordinary income dividends on Units that are attributable to qualifying dividends received by a Trust from certain corporations.

Because certain Trusts hold REIT shares, some dividends may be designated by the REIT as capital gain dividends and, therefore, distributions from such Trusts attributable to such dividends and designated by the Trusts as capital gain dividends may be taxable to you as capital gains. If you hold a Unit for six months or less, any loss incurred by you related to the sale of such Unit will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such Unit.

Some portion of the dividends on your Units that are attributable to dividends received by a Trust from REIT shares may be designated by a Trust as eligible for a deduction for qualified business income.

Sale of Units.

If you sell your Units (whether to a third party or to a Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Expenses incurred and deducted by a Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company (“PFIC”) if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income.  If a Trust holds an equity interest in PFICs, such Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions from the PFICs, even if all the income or gain is distributed in a timely fashion to such Trust Unit holders. A Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes if the taxes are imposed at the Trust level. A Trust may be able to make an election that could limit the tax imposed on such Trust. In this case, a Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

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Under this election, a Trust might be required to recognize income in excess of its distributions from the PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of determining the application of the 4% excise tax imposed on RICs that do not meet certain distribution thresholds. Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from a Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends and short-term capital gains dividends may not be subject to U.S. withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution and some excluded income may be taken into consideration for alternative minimum tax purposes.

Separately, the United States, pursuant to the Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% tax on certain non-U.S. entities that receive U.S. source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax also currently applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If a Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes such Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. A Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in “Redeeming Your Units,” you may request an In-Kind Distribution of a Trust’s assets when you redeem your Units. This distribution is subject to tax, and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

Retirement Plans

You may purchase Units of the Trusts for:

•	Individual Retirement Accounts;
•	Keogh Plans;
•	Pension funds; and
•	Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company (“DTC”) and credited on its records to your broker/dealer’s or bank’s DTC account. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

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Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

•	A summary of transactions in the Trusts for the year;
•	A list of any Securities sold during the year and the Securities held at the end of that year by the Trusts;
•	The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and
•	Amounts of income and capital distributed during the year.

By February 15th yearly, the Annual Reports are posted to the Sponsor’s website (www.ftportfolios.com) in the UIT Tax Center and retrievable by CUSIP. You may also request one be sent to you by calling the Sponsor at 800–621–1675, dept. code 2. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Sponsor to enable you to comply with applicable federal and state tax reporting requirements.

Income and Capital Distributions

You will be eligible to receive distributions, if any, on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust’s Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units.

For Trusts that intend to qualify as RICs and that make monthly distributions, the Trustee will make distributions from the Income Account on or near the Income Account Distribution Dates to Unit holders of record on the preceding Income Account Distribution Record Date provided the amount equals at least $1.00 per 100 Units. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per 100 Units. In any case, the Trustee may distribute funds in the Capital Account in December of each year to avoid imposition of any income or excise taxes on undistributed income in the Trust and will distribute funds as part of the final liquidation distribution.

For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income Account, as determined at the semi-annual Income Account Distribution Record Date, semi-annually on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months provided the amount equals at least $1.00 per 100 Units. The Trustee will distribute money in the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee may distribute funds in the Capital Account in December of each year to avoid imposition of any income or excise taxes on undistributed income in the Trust and will distribute funds as part of the final liquidation distribution.

No Income Account distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Account Distribution Distribution Dates. Distribution amounts will vary with changes in a Trust’s fees and expenses, in dividends received and with the sale of Securities.

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

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We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge to the Sponsor. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities and amounts in the Income and Capital Accounts. All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the “Reserve Account”) within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under “Public Offering.” This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because a Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. Please note that even if you reinvest distributions, they are still considered distributions for income tax purposes.

Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. One business day after the day you tender your Units (the “Date of Tender”) you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account.

If you tender for redemption at least 2,500 Units of The Dow® Target Dividend Portfolio, S&P Dividend Aristocrats Target 25 Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio or Value Line® Target 25 Portfolio; or 5,000 Units of the Target Focus Four Portfolio or Target VIP Portfolio or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 30 business days (10 business days in the case of the S&P Dividend Aristocrats Target 25 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio or Target VIP Portfolio) prior to a Trust’s Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank’s or broker/dealer’s account at DTC. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

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If you elect to receive an In-Kind Distribution of Securities from the S&P Dividend Aristocrats Target 25 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio or Target VIP Portfolio, you should be aware that it will be considered a taxable event at the time you receive the Securities. See “Tax Status” for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

•	If the NYSE is closed (other than customary weekend and holiday closings);
•	If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or
•	For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1.	cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;
2.	the aggregate underlying value of the Securities held in that Trust; and
3.	dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1.	any applicable taxes or governmental charges that need to be paid out of such Trust;
2.	any amounts owed to the Trustee for its advances;
3.	estimated accrued expenses of such Trust, if any;
4.	cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;
5.	liquidation costs for foreign Securities, if any; and
6.	other liabilities incurred by such Trust; and

dividing

1.	the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under “Fee Table.”

Investing in a New Trust

When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the “New Trusts”) if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm’s cut-off date. If you make this election you will be considered a “Rollover Unit holder.”

Once all of the Securities are sold in connection with the termination of a Trust, as described in “Amending or Terminating the Indenture,” your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the sales charge set forth in the prospectus for such trust.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust’s portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See “Tax Status.” We may modify, amend or terminate this rollover option upon 60 days notice.

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Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

•	The issuer of the Security defaults in the payment of a declared dividend;
•	Any action or proceeding prevents the payment of dividends;
•	There is any legal question or impediment affecting the Security;
•	The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer’s credit standing, or otherwise damage the sound investment character of the Security;
•	The issuer has defaulted on the payment of any other of its outstanding obligations;
•	There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;
•	The sale of Securities is necessary or advisable (i) in order to maintain the qualification of a Trust as a “regulated investment company” in the case of a Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in a Trust which is a “regulated investment company”;
•	The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;
•	As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or
•	The sale of the Security is necessary for a Trust to comply with such federal and/or state laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in “The FT Series,” a Trust structured as a grantor trust may not, and a Trust structured as a “regulated investment company” generally will not, acquire any securities or other property other than the Securities. With respect to Trusts structured as grantor trusts, the Trustee, on behalf of such Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. With respect to Trusts structured as “regulated investment companies,” the Trustee, on behalf of such Trusts and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. Each Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

•	To cure ambiguities;
•	To correct or supplement any defective or inconsistent provision;
•	To make any amendment required by any governmental agency; or
•	To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

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Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the “Summary of Essential Information.” The Trusts may be terminated earlier:

•	Upon the consent of 100% of the Unit holders of a Trust;
•	If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period (“Discretionary Liquidation Amount”); or
•	In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee may begin to sell Securities in connection with the termination of a Trust as early as nine business days prior to, but will sell Securities no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the rollover option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

Information on the Sponsor and Trustee

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the “First Trust” brand name as well as other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

•	The First Trust Combined Series
•	FT Series (formerly known as The First Trust Special Situations Trust)
•	The First Trust Insured Corporate Trust
•	The First Trust of Insured Municipal Bonds
•	The First Trust GNMA
•	FTP Series

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $670 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800–621–1675. As of December 31, 2025, the total partners’ capital of First Trust Portfolios L.P. was $125,781,225.

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor’s employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New York 10286, telephone 800–813–3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

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The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee’s case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

•	Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;
•	Terminate the Indenture and liquidate the Trusts; or
•	Continue to act as Trustee without terminating the Indenture.

The Trustee and Unit holders may rely on the accuracy of any evaluation prepared by the Sponsor. The Sponsor will make determinations in good faith based upon the best available information, but will not be liable to the Trustee or Unit holders for errors in judgment.

Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 320 S. Canal St., Chicago, Illinois 60606. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee’s counsel, as well as special New York tax counsel for the Trusts identified as Grantor Trusts.

Experts.

The Trusts’ statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

Nasdaq, Inc.

The Target VIP Portfolio is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. (including its affiliates) (“Nasdaq,” with its affiliates, is referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Target VIP Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Target VIP Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Target VIP Portfolio particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance. The Corporations’ only relationship to the Sponsor (“Licensee”) is in the licensing of the Nasdaq 100®, Nasdaq-100 Index® and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Target VIP Portfolio. Nasdaq has no obligation to take the needs of the Licensee, the owners of Units of the Target VIP Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Target VIP Portfolio to be issued or in the determination or calculation of the equation by which the Target VIP Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Target VIP Portfolio.

70

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

71

First Trust®

Dow® Target Dvd. 4Q ’26 - Term 1/7/28
S&P Dvd. Aristocrats Target 25 4Q ’26 - Term 1/7/28
S&P Target 24 4Q ’26 - Term 1/7/28
S&P Target SMid 60 4Q ’26 - Term 1/7/28
Target Divsd. Dvd. 4Q ’26 - Term 1/7/28
Target Focus 4 4Q ’26 - Term 1/7/28
Target Global Dvd. Leaders 4Q ’26 - Term 1/7/28
Target Growth 4Q ’26 - Term 1/7/28
Target VIP 4Q ’26 - Term 1/7/28
Value Line® Target 25 4Q ’26 - Term 1/7/28
FT 13255

Sponsor:

First Trust Portfolios L.P.

Member SIPC • Member FINRA
120 East Liberty Drive
Wheaton, Illinois 60187
800–621–1675

Trustee:

The Bank of New York Mellon

240 Greenwich Street
New York, New York 10286
800–813–3074
24-Hour Pricing Line: 800–446–0132

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

The information in the prospectus is not complete and may be changed. We may not sell, or accept offers to buy, securities of a future series until that series has become effective with the SEC. No securities can be sold in any state where a sale would be illegal.

This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

Securities Act of 1933 (file no. 333–297868) and

Investment Company Act of 1940 (file no. 811–05903)

Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information regarding the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at 202–942–8090.

Information about the Trusts is available on the EDGAR Database on the SEC’s Internet site at www.sec.gov.

To obtain copies at prescribed rates –

Write: Public Reference Section of the SEC 100 F Street, N.E., Washington, D.C. 20549

October 9, 2026

PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

First Trust®

The FT Series

Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 13255 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated October 9, 2026. Capitalized terms have been defined in the prospectus.

Table of Contents

Dow Jones & Company, Inc.	1
Nasdaq, Inc.	2
Value Line Publishing LLC	2
New York Stock Exchange	3
Risk Factors
Securities	3
Dividends	3
REITs	3
Foreign Issuers	5
Emerging and Developing Markets	6
Exchange Rates	6
Small and/or Mid Capitalization Companies	10
Concentration
Concentration Risk	10
Financials	10
Industrials	11
Information Technology	11

Dow Jones & Company, Inc.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Indexsm, S&P 500® Index, S&P 500® Dividend Aristocrats® Index, S&P MidCap 400® Index and S&P SmallCap 600® Index (collectively, the “Licensed Indexes”) are products of S&P Dow Jones Indices LLC (“SPDJI”), and have been licensed for use by First Trust Portfolios L.P. Standard & Poor’s®, S&P®, S&P 500®, S&P® Dividend Aristocrats®, S&P MidCap 400® and S&P SmallCap 600® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); DJIA®, The Dow®, Dow Jones®, Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Indexsm are trademarks of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by First Trust Portfolios L.P. The Trusts, in particular The Dow® Target Dividend Portfolio, S&P Dividend Aristocrats Target 25 Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Focus Four Portfolio and the Target VIP Portfolio (collectively, the “Trusts”) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the Licensed Indexes to track general market performance. S&P Dow Jones Indices’ only relationship to First Trust Advisors L.P. with respect to the Licensed Indexes is the licensing of such indexes and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The Licensed Indexes are determined, composed and calculated by S&P Dow Jones Indices without regard to First Trust Advisors L.P. or the Trusts. S&P Dow Jones Indices have no obligation to take the needs of First Trust Advisors L.P. or the owners of the Trusts into consideration in determining, composing or calculating the Licensed Indexes. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Trusts. There is no assurance that investment products based on the Licensed Indexes will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates, a shareholder of S&P Dow Jones Indices LLC, may independently issue and/or sponsor financial products unrelated to Trusts, but which may be similar to and competitive with the Trusts. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average and the S&P 500® Index.

1

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE LICENSED INDEXES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY FIRST TRUST ADVISORS L.P., OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE LICENSED INDEXES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND FIRST TRUST ADVISORS L.P., OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Nasdaq, Inc.

The “Nasdaq 100®,” “Nasdaq-100 Index®,” and “Nasdaq®” are trade or service marks of Nasdaq, Inc. (which with its affiliates is the “Corporations”) and are licensed for use by us. The Target VIP Portfolio has not been passed on by the Corporations as to its legality or suitability. The Target VIP Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Target VIP Portfolio.

Value Line Publishing LLC

Value Line Publishing LLC’s (“VLP”) only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLP’s licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLP trademarks and trade names and the Value Line® TimelinessTM Ranking System (the “System”), which is composed by VLP without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this product or any investor. VLP has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the product into consideration in composing the System. The product results may differ from the hypothetical or published results of the Value Line Timeliness Ranking System. VLP is not responsible for and has not participated in the determination of the prices and composition of the product or the timing of the issuance for sale of the product or in the calculation of the equations by which the product is to be converted into cash.

VLP MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY PERSON’S INVESTMENT PORTFOLIO, OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLP MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLP DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLP ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM OR THE PRODUCT. VLP HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS -PRODUCT, AND IN NO EVENT SHALL VLP BE LIABLE FOR ANY LOST PROFITS OR OTHER -CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

2

New York Stock Exchange

“NYSE®” is a registered service/trademark of ICE Data Indices, LLC or its affiliates and has been licensed, along with, “NYSE International 100 IndexSM” (“Index”) for use by First Trust Portfolios, L.P. ICE Data Indices, LLC has no relationship to First Trust Portfolios L.P. other than the licensing of the “NYSE International 100 IndexSM” and the trademark and service mark referenced above for use in connection with the NYSE® International Target 25 Strategy.

ICE Data Indices, LLC does not: sponsor, endorse, sell or promote the NYSE® International Target 25 Strategy; recommend that any person invest in the NYSE® International Target 25 Strategy or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE® International Target 25 Strategy; have any responsibility or liability for the administration, management or marketing of the NYSE® International Target 25 Strategy; consider the needs of the NYSE® International Target 25 Strategy or the owners of the NYSE® International Target 25 Strategy in determining, composing or calculating the NYSE International 100 IndexSM or have any obligation to do so.

ICE Data Indices, LLC will not have any liability in connection with the NYSE® International Target 25 Strategy. Specifically, ICE Data Indices, LLC does not make any warranty, express or implied, and ICE Data Indices, LLC disclaims any warranty about: the results to be obtained by the NYSE® International Target 25 Strategy, the owners of the NYSE® International Target 25 Strategy, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. ICE Data Indices, LLC will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will ICE Data Indices, LLC be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if ICE Data Indices, LLC knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and ICE Data Indices, LLC is solely for their benefit and not for the benefit of the owners of the NYSE® International Target 25 Strategy or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer’s board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

REITs. An investment in individual Trusts which invest in REITs should be made with an understanding of risks inherent in an investment in U.S.-based REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

3

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly “leveraged” REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and a Trust’s ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market’s perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

4

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant’s lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner’s ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire. Certain of the REITs may also be Mortgage REITs. Mortgage REITs are companies that provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. Mortgage REITs are also subject to many of the same risks associated with investments in other REITs and to real estate market conditions.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

5

Emerging and Developing Markets. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, emerging and/or developing market companies. Compared to more mature markets, some emerging and developing markets may have a low level of regulation, enforcement of regulations and monitoring of investors’ activities. Those activities may include practices such as trading on material non-public information. The securities markets of emerging and developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging and developing markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging and developing markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging and developing markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging and developing markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging and developing markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging and developing markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currencies. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many emerging and developing countries are considerable.

Another risk common to most emerging and developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend, to a large degree, upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Exchange Rates. The following section applies to individual Trusts which contain Securities that principally trade in foreign currencies. Securities that principally trade in foreign currencies involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

6

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted “floating” exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to “peg” their currencies to the United States dollar although there has been some interest in recent years in “pegging” currencies to “baskets” of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country’s monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well—particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the euro:

7

Foreign Exchange Rates

Range of Fluctuations in Foreign Currencies

United Kingdom
Annual	Pound Sterling/	Euro/
Period	U.S. Dollar	U.S. Dollar
1983	0.616–0.707
1984	0.670–0.864
1985	0.672–0.951
1986	0.643–0.726
1987	0.530–0.680
1988	0.525–0.601
1989	0.548–0.661
1990	0.504–0.627
1991	0.499–0.624
1992	0.498–0.667
1993	0.630–0.705
1994	0.610–0.684
1995	0.610–0.653
1996	0.583–0.670
1997	0.584–0.633
1998	0.584–0.620
1999	0.597–0.646	0.845–0.999
2000	0.605–0.715	0.967–1.209
2001	0.665–0.728	1.045–1.196
2002	0.621–0.710	0.953–1.164
2003	0.560–0.643	0.794–0.965
2004	0.514–0.570	0.733–0.846
2005	0.518–0.583	0.743–0.857
2006	0.505–0.581	0.749–0.846
2007	0.474–0.521	0.672–0.776
2008	0.492–0.695	0.625–0.803
2009	0.598–0.727	0.661–0.798
2010	0.611–0.698	0.689–0.839
2011	0.599–0.652	0.674–0.775
2012	0.614–0.653	0.743–0.829
2013	0.604–0.673	0.725–0.782
2014	0.583–0.644	0.718–0.827
2015	0.630–0.683	0.826–0.953
2016	0.672–0.825	0.867–0.963
2017	0.736–0.830	0.831–0.961
2018	0.697–0.801	0.799–0.891
2019	0.750–0.831	0.866–0.918
2020	0.732–0.871	0.813–0.936
2021	0.704–0.757	0.811–0.893
2022	0.730–0.936	0.873–1.042
2023	0.761–0.845	0.890–0.955
2024	0.745–0.810	0.893–0.966
2025	0.727–0.822	0.843–0.976

Source: Bloomberg L.P.

8

	End of Month Exchange Rates for Foreign Currencies
		United Kingdom
		Pound Sterling/	Euro/
Monthly Period		U.S. Dollar	U.S. Dollar
2022:
	January	.744	.890
	February	.745	.891
	March	.761	.904
	April	.795	.948
	May	.794	.932
	June	.821	.954
	July	.822	.978
	August	.860	.995
	September	.895	1.020
	October	.872	1.012
	November	.829	.961
	December	.828	.934
2023:
	January	.812	.921
	February	.832	.946
	March	.811	.923
	April	.796	.908
	May	.804	.936
	June	.787	.917
	July	.779	.909
	August	.789	.922
	September	.820	.946
	October	.823	.946
	November	.792	.918
	December	.785	.906
2024:
	January	.788	.924
	February	.792	.925
	March	.792	.927
	April	.801	.938
	May	.785	.922
	June	.791	.933
	July	.778	.924
	August	.762	.905
	September	.748	.898
	October	.775	.919
	November	.785	.945
	December	.799	.966
2025:
	January	.807	.965
	February	.795	.964
	March	.774	.925
	April	.750	.883
	May	.743	.881
	June	.728	.848
	July	.757	.876
	August	.741	.856
	September	.744	.852
	October	.760	.867
	November	.756	.862
	December	.742	.851
2026:
	January	.731	.844
	February	.742	.847
	March	.756	.866
	April	.735	.852
	May	.743	.858
	June	.754	.876
	July	.742	.868
	August	.738	.861
	September	.754	.883

9

The Sponsor will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Sponsor may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid-cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Concentration

Concentration Risk. When 25% or more of a trust’s portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.

The Dow® Target Dividend Portfolio is concentrated in common stocks of companies within the financials sector. The S&P Dividend Aristocrats Target 25 Portfolio is concentrated in common stocks of companies within the industrials sector. The S&P Target 24 Portfolio, the Target VIP Portfolio and the Value Line® Target 25 Portfolio are concentrated in common stocks of companies within the information technology sector. The Target Focus Four Portfolio is concentrated in common stocks of companies within each of the financial and information technology sectors.

Financials. Companies in the financials sector include regional and money center banks, securities brokerage firms, asset management companies, savings banks and thrift institutions, specialty finance companies (e.g., credit card, mortgage providers), insurance and insurance brokerage firms, consumer finance firms, financial conglomerates, foreign banking and financial companies.

Financial companies are subject to extensive governmental regulation which limits their activities and may affect their ability to earn a profit from a given line of business. Government regulation may change frequently and may have significant adverse consequences for companies in the financials sector, including effects not intended by the regulation. New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms’ ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on any individual financial company or on the financial markets as a whole. Companies in the financials sector may also be the targets of hacking and potential theft of proprietary or customer information or disruptions in service, which could have a material adverse effect on their businesses.

In addition, general economic conditions are important to the operations of these companies, and financial difficulties of borrowers may have an adverse effect on the profitability of financial companies. Deteriorating economic fundamentals may increase the risk of default or insolvency of particular financial institutions, negatively impact market value, cause credit spreads to widen, and reduce bank balance sheets. Financial companies can be highly dependent upon access to capital markets, and any impediments to such access, such as adverse overall economic conditions or a negative perception in the capital markets of a financial company’s financial condition or prospects, could adversely affect its business. For example, any failure of a bank can result in disruption to the broader banking industry or markets generally, which may also heighten market volatility and reduce liquidity. Deterioration of credit markets can have an adverse impact on a broad range of financial markets, causing certain financial companies to incur large losses. In these conditions, companies in the financials sector may experience significant declines in the valuation of their assets, take actions to raise capital and even cease operations. Some financial companies may also be required to accept or borrow significant amounts of capital from government sources and may face future government-imposed restrictions on their businesses or increased government intervention. However, there is no guarantee that governments will provide any such relief in the future and no certainty that such relief will mitigate the effects of any failure of a financial institution on the economy or otherwise strengthen public confidence in financial institutions. These actions may cause the securities of many companies in the financials sector to decline in value.

10

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

Interest rate levels, general economic conditions and price and marketing competition also affect insurance company profits. Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies’ policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally. All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture associations.

Industrials. The profitability of industrial companies will be affected by various factors including the general state of the economy, intense competition, domestic and international politics, excess capacity and spending trends. The Internet may also influence the industrial market. Customers’ desire for better pricing and convenience, as well as manufacturers’ desire to boost profitability by finding new avenues of sales growth and productivity gains, may drive many industrial manufacturers to invest heavily in Internet hardware and software. Because the Internet allows manufacturers to take orders directly from customers, thus eliminating the middlemen from both supply chains and distributors, industrial makers may no longer need traditional third-party outfits to distribute their products. In addition, the Internet may also allow industrial manufacturers to cut inventory levels, by enabling customers to tailor their orders to their specific needs.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for truck makers.

Information Technology. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, Internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer’s products or in the market for products based on a particular technology could have a material adverse effect on an issuer’s operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

11

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer’s operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers’ technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or “sub-$1,000” segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

The social media industry is also highly competitive and subject to the risks involved with information technology companies, namely, short product life cycles, evolving industry standards, loss of patent protections, rapidly changing technologies and frequent new product introductions.  Additional risks generally applicable to social media companies include, without limitation: disruption of services due to internal or external technical issues; security breaches of private, proprietary and confidential information; and evolving laws and regulations, foreign or domestic, that could negatively affect operations. Furthermore, the sustainability of the business models employed by social media companies remain largely unproven.

12

Undertaking

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS OF REGISTRATION STATEMENT

A.	Bonding Arrangements of Depositor:

First Trust Portfolios L.P. is covered by a Brokers’ Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B.	This Registration Statement on Form S-6 comprises the following papers and documents:

The Facing Sheet

The Prospectus

The Signatures

Exhibits

SIGNATURES

The Registrant, FT 13255, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT 3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT 3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT 4746; FT 4789; FT 5039; FT 5415; FT 7033; FT 7256; FT 7935; FT 8495; FT 8669; FT 8713; FT 8740; FT 8746; FT 8758; FT 8817; FT 8955; FT 8956; FT 8965; FT 8976; FT 8978; FT 8993; FT 8994; FT 8997; FT 9039; FT 9040; FT 9042; FT 9058; FT 9068; FT 9203; FT 9204; FT 9303; FT 9305; FT 9326; FT 9327; FT 9372; FT 9401; FT 9402; FT 9403; FT 9474; FT 9513; FT 9514; FT 9611; FT 9630; FT 9709; FT 9872; FT 9908; FT 9911; FT 9923; FT 9937; FT 9950; FT 9961; FT 9977; FT 9978; FT 10051; FT 10057; FT 10105; FT 10109; FT 10121; FT 10272; FT 10295; FT 10323; FT 10412; FT 10447; FT 10455; FT 10475; FT 10528; FT 10583; FT 10689; FT 10694; FT 10756; FT 10865; FT 10895; FT 10976; FT 11035; FT 11095; FT 11096; FT 11097; FT 11155; FT 11156; FT 11223; FT 11224; FT 11285; FT 11462; FT 11475; FT 11642; FT 11756; FT 11909; FT 12152; FT 12153; FT 12155; FT 12399; FT 12415; FT 12445; FT 12508; FT 12545; FT 12583; FT 12718; FT 12728; FT 12832; FT 12883; FT 12889; FT 12902; FT 13043; FT 13045; FT 13168 and FT 13221 for purposes of the representations required by Rule 487 and represents the following:

(1)that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2)that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3)that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 13255, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on October 9, 2026.

FT 13255

By:	First Trust Portfolios L.P. Depositor

By:	/s/ Ronda L. Saeli-Chiappe Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Name	Title*	Date

James A. Bowen	Director of The Charger Corporation, the General Partner of First Trust Portfolios L.P., and Chief Executive Officer of First Trust Portfolios L.P.	) ) ) )By:/s/ Ronda L. Saeli-Chiappe ) Attorney-in-Fact** ) October 9, 2026 ) )
James M. Dykas	Chief Financial Officer of First Trust Portfolios L.P.	) ) )
Christina Knierim	Controller of First Trust Portfolios L.P.	) )

*	The title of the person named herein represents his or her capacity in and relationship to First Trust Portfolios L.P., the Depositor.
**	Executed copies of the related powers of attorney were filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 12910 (File No. 333-294321) and the same is hereby incorporated herein by this reference.

CONSENT OF COUNSEL

The consent of counsel to the use of its name in the Prospectus included in this Registration Statement is contained in its opinion filed as Exhibits 3.1, 3.2 and 3.3 of the Registration Statement.

Consent of Independent Registered Public Accounting Firm

The consent of Deloitte & Touche LLP to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.

EXHIBIT INDEX

1.1	Standard Terms and Conditions of Trust for FT 10292 and certain subsequent Series, effective September 7, 2022 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee and First Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-266325] filed on behalf of FT 10292).

1.1.1	Trust Agreement for FT 13255, effective October 9, 2026 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee and First Trust Advisors L.P., as Portfolio Supervisor.

1.2	Certificate of Limited Partnership of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.3	Amended and Restated Limited Partnership Agreement of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.4	Articles of Incorporation of Nike Securities Corporation, predecessor to The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.5	By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.7	Fund of Funds Agreements (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-261661] filed on behalf of FT 9909, Amendment No. 1 to Form S-6 [File No. 333-261297] filed on behalf of FT 9857, Amendment No. 1 to Form S-6 [File No. 333-262164] filed on behalf of FT 9948, Amendment No. 1 to Form S-6 [File No. 333-262344] filed on behalf of FT 9965, Amendment No. 1 to Form S-6 [File No. 333-263845] filed on behalf of FT 10083 and Amendment No. 1 to Form S-6 [File No. 333-274281] filed on behalf of FT 11028).

2.2	Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).

3.1	Opinion of counsel as to legality of securities being registered.

3.2	Opinion of counsel as to Federal income tax status of securities being registered.

3.3	Opinion of counsel as to New York (state and city) tax status of securities being registered.

4.1	Consent of Independent Registered Public Accounting Firm.

6.1	List of Principal Officers of the Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-236093] filed on behalf of FT 8556).

7.1	Powers of Attorney executed by the Officers listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-294321] filed on behalf of FT 12910).